SUCCESSFUL TRANSFORMATION

SOUTHERN MISSOURI BANCORP, INC.
2004 ANNUAL REPORT

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> CORPORATE PROFILE <

Southern Missouri Bancorp, Inc. (NASDAQ: SMBC) is the holding company for Southern Missouri Bank & Trust Company (Southern Missouri Bank). While the company's history goes back 117 years, the past 5 years have truly marked a significant change in company focus and performance.

In recent years, the bank's management team has succeeded in generating increased growth and improved profitability by building the bank's core businesses, while successfully introducing new, higher-margin products. This new growth represents a marked departure from past practices.

> TABLE *of* CONTENTS <

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> FINANCIAL HIGHLIGHTS <

	2004	2003	CHANGE(%)
EARNINGS *(dollars in thousands)*			
Net interest income	$ 9,155	$ 9,284	(1.4)
Provision for possible loan losses	275	330	(16.7)
Other income	1,875	1,415	32.5
Other expense	6,445	6,165	4.5
Income taxes	1,427	1,466	(2.7)
Net income	2,883	2,738	5.3
PER COMMON SHARE			
Net income:			
Basic	$ 1.27	$ 1.17	8.5
Diluted	1.23	1.14	7.9
Tangible book value	10.26	9.58	7.1
Closing market price	15.76	12.70	24.1
Cash dividends declared	.36	.28	28.6
AT YEAR-END *(dollars in thousands)*			
Total assets	$ 311,893	$ 279,455	11.6
Loans, net of allowance	248,355	222,840	11.4
Reserves as a percent of nonperforming loans	1460.14%	2062.59%	
Deposits	$ 211,959	$ 194,532	9.0
Stockholders' equity	25,952	25,108	3.4
FINANCIAL RATIOS			
Return on stockholders' equity	11.09%	11.08%	
Return on assets	.98	1.00	
Net interest margin	3.28	3.57	
Efficiency ratio	58.40	57.52	
Allowance for possible loan losses to loans	.80	.81	
Equity to average assets at year-end	8.40	9.02	
OTHER DATA(1)			
Common shares outstanding	2,262,004	2,306,920	
Average common and equivalent shares outstanding	2,335,300	2,398,360	
Stockholders of record	288	301	
Full-time equivalent employees	90	88	
Assets per employee (in thousands)	$ 3,465	$ 3,176	
Banking offices	8	8	

(1) Other data is as of year-end, except for average shares.



EARNINGS PER SHARE

CASH DIVIDENDS PER SHARE

BOOK VALUE PER SHARE

Share and per share data have been adjusted to reflect the September 26, 2003 two-for-one stock split.

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> LETTER to SHAREHOLDERS <

Dear Shareholder,

2004 saw the completion of our transformation from a traditional savings & loan to a full-service commercial bank.

The five-year transformation to a commercial bank was completed this year, culminating in a charter conversion on June 28, 2004. The Company converted from an OTS holding company to a Federal Reserve holding company and the bank converted to a Missouri chartered trust company with banking powers.

Earnings increased 5.3% from $2,738,000 to $2,883,000, with diluted earnings per share rising 7.9% from $1.14 to $1.23. These earnings provided a return on average assets of .98% and return on average equity of 11.09%.



Converting to a commercial bank charter will allow for additional growth in the commercial loan portfolio, which will align the Company's assets and funding mix with that of traditional commercial banks.

Our core business growth strategies continued to perform very well in another challenging economic year. Loan growth increased from



Steady Return on Equity

We continue to outperform peers on ROE, the profitability measure we watch most closely.

● SOUTHERN MISSOURI BANCORP, INC.
● PEER BANKS

(1) Peer data is based on the average year-end figures (December) from SNL DataSource's Index of Missouri publicly traded thrifts. SMBC data is as of fiscal year-end (June).

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ANNUAL DIVIDEND INCREASED 29%

$.28 per share ➤ $.36 per share
2003 2004

$12 million last year to $25 million this year. Deposit growth increased from $6 million to $17 million.

The Company's ability to achieve steady business growth and increased earnings, even during difficult economic times, gave the Board confidence to authorize the largest dividend increase in the Company's history during the first quarter of the last fiscal year.

The Board also authorized a two-for-one stock split on September 26, 2003, to encourage more trading volume by making the stock more affordable to small investors.

The new revenue sources we added in recent years played a critical role in this year's earnings increase. Even as loans and deposits grew this year, net interest income declined due to industry-wide low interest rates that decreased our average interest rate spread 22 basis points. Fortunately, increased non-interest income more than made up the difference.

Non-interest Income More Than Doubled in Two Years

New bank services introduced over the past few years have created significant new revenue sources. This past year was the first in which all of these new revenue sources generated income for the full 12 months. The combined effect increased non-interest revenue to $1,875,000, which is a 32.5% increase from $1,415,000 in 2003 and a 114.5% increase from 2002's level of $874,000.

We are especially pleased with this growth in non-interest income because it all comes from recurring sources that should continue to contribute to future earnings.

Interest Earnings Poised to Improve

Our core business remains earning net interest income by attracting deposits and lending those funds to creditworthy businesses and homeowners.

Good news came in June and August when the

Strong Growth in Our Core Businesses

Steady growth in assets, loans and deposits provides the stable foundation for future earnings increases.



TOTAL ASSETS
Dollars in millions



TOTAL LOANS, NET
Dollars in millions



TOTAL DEPOSITS
Dollars in millions

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Federal Reserve increased interest rates at two successive meetings. Management chose to forego some earnings last year to position assets for even better interest earnings when the inevitable rise in interest rates finally arrived.

Protecting Our Profits

The recent economic climate caused two serious challenges at many banks - declining loan growth and increasing loan losses. Under the leadership of Jim Duncan, Executive Vice President and Chairman of the Loan Department, I am proud to say our Bank avoided both of those problems.

Total loans grew 11.4%, even as business owners remained cautious and homeowners continued to refinance, moving loans from the

BECOMING A BANK

To become a bank, we added services and improved delivery.

TRADITIONAL SAVINGS & LOAN

← 2000

> Converted to a new data processing system

> Expanded commercial lending

> Automated check processing

> Acquired Qulin and Kennett offices

2001

> Streamlined loan processing and servicing

> Replaced our Doniphan office

> Opened Hwy PP office to serve western Poplar Bluff

> Introduced Money Market Passbook account

HOW IT CHANGED US

We nearly doubled in size and we tripled our non-interest income



TOTAL ASSETS
- 99: $165
- 04: $312

NON-INTEREST INCOME
- 99: $729
- 04: $1,875

'99 excludes gain on sale of insurance agency

We changed the mix of our loan and deposit portfolios to increase rate margin and decrease interest rate risk



LOANS
- 99: 12% / 84.3% / 3.7%
- 04: 43.3% / 48.9% / 7.8%

● COMMERCIAL ■ RESIDENTIAL ■ CONSUMER

DEPOSITS
- 99: 79.1% / 13.6% / 7.3%
- 04: 39.1% / 35.3% / 22.6%

● CDs ■ MONEY MARKET & SAVINGS ■ CHECKING

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Bank's balance sheet to the secondary market. Since Jim joined the Bank in 1999, loans have grown steadily, from $118 million to $248 million.

Even more important than growth is a bank's ability to avoid

New Ways to Reduce Operating Costs

We successfully completed our transition from land lines to wireless transmission of both voice and data communications, which should reduce annual operating expenses.

loan losses, especially during challenging economic times. I am pleased to report that non-performing loans have dropped from .42% to 0.05% of total loans over the past five years, protecting our hard-won profit gains.

We also made significant strides in reducing account statement production and delivery costs. Thousands of accounts now receive emailed



2002
> Introduced telephone banking
> Introduced cash management
> Introduced Internet Banking and Bill Pay

2003
> Introduced Premier Checking
> Introduced Email delivered statements, saving statement delivery costs
> Introduced Overdraft Privilege

2004 → **FULL-SERVICE BANK**
> Installed Wireless network to reduce data transmission costs
> Converted to Commercial Bank charter



WHAT IT MEANS FOR SHAREHOLDERS

➤ Banks have historically provided their shareholders superior returns.

11.70%

8.33%

COMMERCIAL BANKS

SAVINGS & LOANS

RETURN ON EQUITY
10-Year Industry Average

Data is based on SNL DataSource's Index of publicly traded thrifts. Note: These numbers are only companies trading over the past five years.

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The Market Recognizes Our Success and Rewards Our Shareholders

Stock price was up 24.1% this year, bringing the three-year average annual increase to 31.2%.

statements, eliminating the printing, manual assembly and postage costs of traditional statements. Several hundred more customers are receiving combined statements that show information for several accounts on one document.

Both of these programs help shareholders and customers. Shareholder profits increase with lower operating costs. Customers appreciate receiving and storing emailed statements on their computers, and having the information about all of their accounts on one document for easy reference.

A Special Thank You

Two long-standing members of our Board, Leonard Ehlers and Thadis Seifert, will retire at this year's annual meeting. Both have made countless contributions to this Company.

Leonard has served on the Board for 44 years, and was the first Chairman after the Company went public in 1994.

Thadis has been on the Board for 32 years and has been Chairman since 1999. He also served as CEO of our then-savings & loan from 1970 to 1985, during which time the association grew from $22.5 million to $157 million in assets, and from two offices to eight offices.

On behalf of the board and our shareholders, we deeply thank these fine gentlemen for their decades of outstanding service and leadership.



Efficiency Outpaces Peers

Continued growth and strategic investments in systems improvements keeps efficiency well ahead of peers.

EFFICIENCY RATIO (1)

(1) Peer data is based on the average year-end figures (December) from SNL DataSource's Index of Missouri publicly traded thrifts. SMBC data is as of fiscal year-end (June).

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Industry Leading Loan Quality

Our loan department repeated last year's excellent performance, once again ranking in the top 15% of all banks for loan quality.

NON-PERFORMING LOANS TO TOTAL LOANS (1)

NON-PERFORMING ASSETS RATIO (1)

(1) Peer data is based on the average year-end figures (December) from SNL DataSource's Index of Missouri publicly traded thrifts. SMBC data is as of fiscal year-end (June).

In Summary

With the successful transformation to a commercial bank completed, we will be able to concentrate all of our energies on increasing business growth and profitability.

We will continue to seek opportunities to expand our office network by purchasing other institutions, or building new branches, to supplement the growth from our existing eight-office network.

We wish to thank our officers and employees for an exceptional year. Our strong loan and deposit growth positions us well for the future challenge of measuring our success against the higher standards of commercial banks.

Our sincere thanks also go out to you, our shareholders and our customers, whose trust in us makes it possible to pursue new opportunities.

Greg Steffens
President, Southern Missouri Bancorp, Inc.

PLEASE JOIN US ...

... at our 2004 Annual Meeting where shareholders and those considering investing in Southern Missouri Bancorp, Inc. will hear management cover this year's performance in detail and discuss our plans for continued growth.

ANNUAL MEETING

MONDAY, OCTOBER 18 AT 9 AM ➤ CHAMBER OF COMMERCE BUILDING, POPLAR BLUFF

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> COMMON SHARE DATA <

The common stock of the Company is listed on the Nasdaq Stock Market under the symbol "SMBC." The following bar graph sets forth the high, low and closing market prices of the common stock, cash dividends and other information for the last three years.



Closing Market Price

The following table sets forth per share market price and dividend information for the Company's common stock. As of July 22, 2004, there were approximately 289 stockholders of record. This does not reflect the number of persons or entities who hold stock in nominee or "street name."

2004	High	Low	Close	Book Value At End Of Period	Market Price To Book Value	Dividends Declared
4th Quarter *(6-30-04)*	$17.50	$14.70	$15.76	$11.52	136.81%	$0.09
3rd Quarter *(3-31-04)*	$15.76	$13.61	$15.40	$11.53	133.56%	$0.09
2nd Quarter *(12-31-03)*	$14.55	$13.61	$13.85	$11.40	121.49%	$0.09
1st Quarter *(9-30-03)*	$14.37	$12.38	$13.76	$11.16	123.30%	$0.09
2003						
4th Quarter *(6-30-03)*	$12.88	$12.00	$12.70	$10.94	116.09%	$0.07
3rd Quarter *(3-31-03)*	$12.50	$10.48	$12.00	$10.69	112.25%	$0.07
2nd Quarter *(12-31-02)*	$11.13	$ 9.12	$10.45	$10.59	98.68%	$0.07
1st Quarter *(9-30-02)*	$ 9.55	$ 8.73	$ 9.50	$10.39	91.43%	$0.07
2002						
4th Quarter *(6-30-02)*	$ 9.97	$ 8.47	$ 9.63	$10.17	94.69%	$0.0625
3rd Quarter *(3-31-02)*	$ 8.61	$ 7.88	$ 8.50	$ 9.89	85.95%	$0.0625
2nd Quarter *(12-31-01)*	$ 8.23	$ 7.35	$ 8.10	$ 9.65	83.94%	$0.0625
1st Quarter *(9-30-01)*	$ 7.88	$ 6.88	$ 7.63	$ 9.56	79.81%	$0.0625

Any future dividend declarations and payments are subject to the discretion of the Board of Directors of the Company. The ability of the Company to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company. For a discussion of the restrictions on the Bank's ability to pay dividends, see Note 13 of Notes to Consolidated Financial Statements included elsewhere in this report.

> FINANCIAL REVIEW <

BUSINESS OF THE COMPANY AND THE BANK

Southern Missouri Bancorp, Inc. (Southern Missouri or Company) is a Missouri corporation and owns all of the outstanding stock of Southern Missouri Bank & Trust Co. (SMBT or the Bank). The Company's earnings are primarily dependent on the operations of the Bank. As a result, the following discussion relates primarily to the operations of the Bank.

The Bank was originally chartered by the State of Missouri in 1887 and converted from a state-chartered stock savings and loan association to a Federally-chartered stock savings bank effective June 1995. Then, effective February 1998, the Bank converted its charter to a state-chartered stock savings bank. On June 28, 2004, the Bank converted to a state chartered trust company with banking powers. The Bank's deposit accounts are insured up to a maximum of $100,000 by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC).

The Bank's primary business consists of attracting deposits from the communities it serves and investing those funds in permanent loans secured by one-to-four family residences, commercial real estate and commercial business loans. The Company's results of operations are primarily dependent on our net interest margin, which is the difference between the average yield on loans, mortgage-related securities and investments and the average rate paid on deposits, securities sold under agreements to repurchase and borrowings. The net interest margin is affected by economic, regulatory and competitive factors that influence interest rates, loan demand and deposits. Lending activities are funded through the attraction of deposit accounts consisting of checking accounts, passbook accounts, money market deposit accounts, certificate of deposit accounts with terms of 60 months or less, advances from the Federal Home Loan Bank of Des Moines, and securities sold under agreements to repurchase. The Bank currently conducts its business through its home office located in Poplar Bluff and seven full service branch facilities in Poplar Bluff, Van Buren, Dexter, Kennett, Doniphan and Qulin, Missouri.

(dollars in thousands)

	At June 30				
Financial Condition Data:	**2004**	2003	2002	2001	2000
Total assets	$ 311,893	$ 279,455	$ 266,288	$ 240,494	$ 184,391
Loans receivable, net	248,355	222,840	211,212	180,857	138,425
Mortgage-backed securities	20,994	25,019	22,609	26,224	12,957
Cash, interest-bearing deposits and investment securities	23,794	13,602	18,763	19,607	26,425
Deposits	211,959	194,532	188,947	173,281	123,920
Borrowings	64,698	58,734	51,311	41,115	37,000
Stockholders' equity	25,952	25,108	24,511	23,582	21,457

(dollars in thousands)

	For The Year Ended June 30				
Operating Data:	**2004**	2003	2002	2001	2000
Interest income	$ 15,700	$ 16,404	$ 16,993	$ 16,161	$ 12,290
Interest expense	6,545	7,120	8,139	9,490	6,919
Net interest income	9,155	9,284	8,854	6,671	5,371
Provision for loan losses	275	330	350	510	215
Net interest income after provision for loan losses	8,880	8,954	8,504	6,161	5,156
Noninterest income	1,875	1,415	874	1,447	612
Noninterest expense	6,445	6,165	5,872	5,219	3,758
Income before income taxes	4,310	4,204	3,506	2,389	2,010
Income tax expense	1,427	1,466	1,197	840	690

Net income	$ 2,883	$ 2,738	$ 2,309	$ 1,549	$ 1,320
Basic earnings per common share	$ 1.27	$ 1.17	$.97	$.63	$.52
Diluted earnings per common share	$ 1.23	$ 1.14	$.95	$.63	$.51
Dividends per share	$.36	$.28	$.25	$.25	$.25

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> FINANCIAL REVIEW (continued) <

	At June 30				
Other Data:	**2004**	2003	2002	2001	2000
Number of:					
Real estate loans	2,877	2,842	2,952	2,910	2,811
Deposit accounts	16,995	16,455	15,975	15,630	12,887
Full service offices	8	8	8	8	8

	At Or For The Year Ended June 30				
Key Operating Ratios:	**2004**	2003	2002	2001	2000
Return on assets (net income divided by average assets)	.98%	1.00%	.91%	.71%	.77%
Return on average equity (net income divided by average equity)	11.09	11.08	9.77	6.86	5.98
Average equity to average assets	8.82	9.02	9.29	10.29	12.84
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	3.06	3.29	3.33	2.76	2.60
Net interest margin (net interest income as a percentage of average interest-earning assets)	3.28	3.57	3.67	3.22	3.22
Noninterest expense to average assets	2.19	2.25	2.31	2.38	2.16
Average interest-earning assets to average interest-bearing liabilities	109.42	110.67	110.15	110.26	115.02
Allowance for loan losses to total loans (1)	.80	.81	.73	.79	.91
Allowance for loan losses to nonperforming loans (1)	1,460.14	2,062.59	466.22	299.08	237.79
Net charge-offs to average out-standing loans during the period	.06	.03	.12	.35	.10

Ratio of nonperforming assets to total assets(1)	.10	.11	.27	.69	.59
Dividend payout ratio	28.50	23.97	25.46	39.72	48.53

(1) At end of period

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> FINANCIAL REVIEW (continued) <

Management's Discussion and Analysis of Financial Condition and Results of Operations

Southern Missouri Bancorp, Inc. is a Missouri corporation originally organized for the principal purpose of becoming the holding company of Southern Missouri Savings Bank. The Bank converted from a Federally-chartered stock savings bank to a state-chartered stock savings bank effective February 17, 1998, and subsequently changed its name to Southern Missouri Bank & Trust Co. The Company's state of incorporation changed from Delaware to Missouri effective April 1, 1999. On June 25, 2004, the Bank converted to a state chartered trust company with banking powers, and the Company became a bank holding company supervised by the Federal Reserve.

The principal business of SMBT consists primarily of attracting deposits from the general public and using such deposits along with wholesale funding from the Federal Home Loan Bank of Des Moines (FHLB) to finance mortgage loans secured by one-to four-family residences, commercial real estate loans and commercial business loans. These funds have also been used to purchase investment securities, mortgage-backed securities, (MBS) U.S. government and federal agency obligations and other permissible securities.

Southern Missouri's results of operations are primarily dependent on the level of its net interest margin, noninterest income, and its ability to control operating expenses. Net interest margin is dependent primarily on the difference or spread between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as the relative amounts of these assets and liabilities. Southern Missouri is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a varying basis, from its interest-bearing liabilities.

Southern Missouri's noninterest income consists primarily of fees charged on transaction and loan accounts and increased cash surrender value of bank owned life insurance ("BOLI"). Southern Missouri's operating expenses include: employee compensation and benefits, occupancy expenses, legal and professional fees, federal deposit insurance premiums, amortization of intangible assets and other general and administrative expenses.

Southern Missouri's operations are significantly influenced by general economic conditions including monetary and fiscal policies of the U.S. government and the Federal Reserve Board. Additionally, Southern Missouri is subject to policies and regulations issued by financial institution regulatory agencies, including the Federal Deposit Insurance Corporation, the Federal Reserve and the Missouri Division of Finance. Each of these factors may influence interest rates, loan demand, prepayment rates and deposit flows. Interest rates available on competing

goals, expectations, anticipations, estimates and the intentions of management and are not guarantees of future performance. The important factors we discuss below, as well as other factors discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
- inflation, interest rate, market and monetary fluctuations;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the willingness of users to substitute our products and services for products and services of our competitors;
- the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);
- the impact of technological changes;
- acquisitions;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in the foregoing.

The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

CRITICAL ACCOUNTING POLICIES

investments as well as general market interest rates influence the Bank's cost of funds. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered. The Bank intends to continue to focus on its lending programs for one-to four-family residential real estate, commercial real estate, commercial business and consumer financing on loans secured by properties or collateral located primarily in Southeastern Missouri.

FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference, contains forward-looking statements about the Company and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward looking statements. Forward-looking statements by the Company and its management are based on beliefs, plans, objectives,

The Company has established various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The allowance for losses on loans represents management's best estimate of probable losses in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. The provision for losses on loans is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans and the results of regulatory examinations.

Integral to the methodology for determining the adequacy of the allowance for loan losses is portfolio segmentation and impairment measurement. Under the Company's methodology, loans are first segmented

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> FINANCIAL REVIEW (continued) <

into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family mortgages and installment loans, that are collectively evaluated for impairment and 2) all other loans that are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions that may affect the ability of the borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information, and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge-offs are most likely to have a significant impact on operations.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or probable losses and to assign risk grades. The primary responsibility for this review rests with the loan administration personnel. This review is supplemented with periodic examination of both selected credits and the credit review process by the applicable regulatory agencies and external auditors. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be

principally of commercial business loans, commercial real estate loans, and one-to-four family real estate loans of $8.9 million, $9.9 million and $5.9 million, respectively.

Allowance for Loan Losses. Allowance for loan losses increased $143,000 or 7.8%, from $1.8 million at June 30, 2003, to $2.0 million at June 30, 2004. The allowance for loan losses represented 0.8% of loans receivable at June 30, 2004, and June 30, 2003. At June 30, 2004, nonperforming loans, which includes loans past due greater than 90 days, and nonaccruing loans was $136,000 compared to $89,000 at June 30, 2003. (see Provision for Loan Losses)

Investments. The investment portfolio increased $9.2 million, or 29.7% to $40.2 million at June 30, 2004 from the $31.0 million at June 30, 2003. The growth in the investment portfolio was comprised principally of agency bonds, equity securities and other investments of $8.0 million, $3.5 million and $3.1 million, respectively, partially offset by a reduction in the CMO portfolio.

Premises and Equipment. Premises and equipment decreased $134,000 to $6.1 million at June 30, 2004, from $6.2 million at June 30, 2003, due to depreciation expense, partially offset by expenditures for enhancements in our information technology systems.

Bank Owned Life Insurance. The Bank purchased "key person" life insurance policies on six employees for a cash surrender value of $4.0 million in February, 2003. At June 30, 2004, the cash

recognized.

Loans are considered impaired if, based on current information and events, it is probable that Southern Missouri will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the fair value of the collateral for collateral-dependent loans. If the loan is not collateral-dependent, the measurement of impairment is based on the present value of expected future cash flows discounted at the historical effective interest rate or the observable market price of the loan. In measuring the fair value of the collateral, management uses the assumptions (e.g., discount rates) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties. Impairment identified through this evaluation process is a component of the allowance for loan losses. If a loan that is individually evaluated for impairment is found to have none, it is grouped together with loans having similar characteristics (e.g., the same risk grade), and an allowance for loan losses is based upon historical average charge-offs for similar loans over the past five years, the historical average charge-off rate for developing trends in the economy, in industries and other factors. For portfolio loans that are evaluated for impairment as part of homogenous pools, an allowance in maintained based upon the average charge-offs for the past five years.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the conditions of the various markets in which collateral may be sold may all affect the required level of the allowance for losses on loans and the associated provision for losses on loans.

FINANCIAL CONDITION

General. The Company's total assets increased $32.4 million, or 11.6%, to $311.9 million at June 30, 2004, when compared to $279.5 million at June 30, 2003. The growth was primarily due to increases in the loan and investment portfolios of $25.5 million, or 11.4%, and $9.2 million, or 29.7%, respectively, partially offset by a $3.0 million decline in cash balances. Asset growth was primarily funded by deposit growth of $17.4 million, or 9.0%, from the issuance of junior subordinated debt of $7.0 million and the increase in FHLB advances of $5.8 million, or 10.8%.

Loans. Loans increased $25.5 million, or 11.4%, to $248.4 million at June 30, 2004 from the $222.8 million at June 30, 2003. The growth in the loan portfolio exceeded the Company's growth targets and was comprised

surrender value had increased to $4.3 million, which resulted in after tax earnings of $188,000 during fiscal 2004.

Intangible Assets. Intangible assets generated through branch acquisitions in 2000 decreased $255,000 to $2.9 million as of June 30, 2004, and will continue to be amortized in accordance with Statement of Financial Accounting Standards (SFAS) No. 142.

Deposits. Deposits increased $17.4 million, or 9.0%, to $212.0 million at June 30, 2004 from $194.5 million at June 30, 2003. The deposit growth was comprised of increases in savings accounts, MMDAs and checking accounts of $8.3 million, $5.0 million, and $7.8 million, respectively, partially offset by the decline in CDs of $3.7 million.

Borrowings. FHLB advances increased $5.8 million, or 10.7%, to $59.3 million at June 30, 2004 from $53.5 million at June 30, 2003. Of the outstanding advances, $52.0 million have fixed interest rates and $37.0 million of such advances are subject to early redemption from the issuer. The remaining $7.3 million was borrowed overnight and reprices daily. At June 30, 2004, the fixed rate advances had a weighted average cost of 4.84% and a weighted average maturity of 4.1 years when compared to a weighted average cost of 5.18% and a weighted average maturity of 4.7 years at June 30, 2003.

Subordinated Debt. In March, 2004, the Company issued $7.0 million of Floating Rate Capital Securities of Southern Missouri Statutory Trust I with a liquidation value of $1,000 per share. The securities are due in 30 years, redeemable after five years and bear interest at a floating rate based on three month LIBOR.

Stockholders' Equity. The Company's stockholders' equity increased by $844,000, or 3.4%, to $26.0 million at June 30, 2004, from $25.1 million at June 30, 2003. This increase was primarily due to net income of $2.0 million, partially offset by the repurchase of $1.3 million in common stock and the payment of cash dividends of $822,000. On September 26, 2003, the Company effected a two-for-one split of the Company's common stock in the form of a stock dividend of one additional share of Southern Missouri Bancorp, Inc. common stock for each share held. Share and per share data for all periods presented have been adjusted to give effect to the stock split. The Company has approximately 65,000 shares of common stock remaining to be purchased under its current stock repurchase program of approximately 115,000 shares announced on April 22, 2004.

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COMPARISON OF THE YEARS ENDED JUNE 30, 2004 AND 2003

Net Income. Southern Missouri's net income increased $145,000, or 5.3%, to $2.9 million for fiscal 2004 when compared to the results of the prior fiscal year. The improvement in net income was primarily due to increased noninterest income, partially offset by higher noninterest expense and decreased net interest income.

Net Interest Income. Net interest income decreased $129,000, or 1.4%, to $9.2 million for fiscal 2004 when compared to the prior fiscal year. The decrease was primarily due to the 22 basis

Interest expense on FHLB advances increased $142,000, or 5.3%, to $2.8 million for fiscal 2004 when compared to the prior fiscal year. The increase in interest expense was primarily due to the $7.9 million increase in the average balance of FHLB advances for fiscal 2004, partially offset by the 53 basis point decrease in average rate paid on advances. The increase in average balances was attributed to increased loan funding and investment purchases in fiscal 2004.

The Company issued $7.0 million of Floating Rate Capital Securities in March, 2004, with an interest rate of three month LIBOR plus 275 basis points and reprices quarterly. Interest expense was $85,000 for fiscal 2004.

point decrease in the average interest rate spread, partially offset by a 7% increase in average interest- earning assets. The decrease in interest rate spread was a result of interest-earning assets repricing downward at a faster pace than interest-bearing liabilities. For fiscal 2004, the average interest rate spread was 3.06% when compared to 3.28% over the same period of the prior year.

Interest Income. Interest income decreased $704,000, or 4.3%, to $15.7 million for fiscal 2004 when compared to the prior fiscal year. The decrease was primarily due to the 69 basis point decline in the average yield earned on these assets, from 6.32% to 5.63%, partially offset by the $18.3 million increase in the average balance of interest-earning assets. Interest income on loans receivable decreased by $641,000, or 4.2%, to $14.6 million for fiscal 2004 when compared to the prior fiscal year. The decrease was primarily due to a 75 basis point decline in the average yield on the loans partially offset by a $16.7 million increase in average loans receivable. The 75 basis point decline in average interest yield on loans was primarily due to the combination of new loans originated at lower rates, repayments of higher yielding loans and downward repricing of adjustable rate loans.

Interest income on the investment and MBS portfolio decreased by $42,000, or 3.6%, to $1.2 million for fiscal 2004 when compared to the prior fiscal year. The decrease was primarily due to a 53 basis point decrease in the average yield on these investments, partially offset by a $3.7 million increase in the average balance outstanding. The decline was due to rapid prepayment rates causing increased premium amortization on MBSs during the first half of the fiscal year and the general decline in interest rates.

Other interest income decreased $21,000 in fiscal 2004 when compared to the prior year due to lower average balances and lower yields earned on these assets.

Interest Expense. Interest expense decreased $575,000, or 8.1%, to $6.5 million for fiscal 2004 when compared to the prior fiscal year. The decrease was primarily due to the 45 basis point decrease in the average rate paid on interest-bearing liabilities from 3.03% in fiscal 2003 to 2.58% in fiscal 2004, partially offset by the $19.4 million increase in the average balance of interest-bearing liabilities.

Interest expense on deposits declined $800,000, or 18.3%, to $4.4 million for fiscal 2004 when compared to the prior fiscal year. The decline in interest expense was due to a decline in the average rate paid on interest-bearing deposits to 1.89% for fiscal 2004 from 2.42% for the year ended June 30, 2003. The decline was primarily due to downward repricing of deposits and from growth in lower yielding checking accounts. Partially offsetting the decline in the average rate paid on deposits was the $8.5 million increase in the average balance of interest-bearing deposits to $189.4 million in fiscal 2004 from $180.9 million for the year ended June 30, 2003.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable loan losses based on prior loss experience, type and amount of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. Management also considers other factors relating to the collectibility of the loan portfolio.

The provision for loan losses was $275,000 for fiscal 2004 when compared to $330,000 for the prior fiscal year. The decrease in the loan loss provision was primarily due to declines in non-performing assets, loan delinquencies, and classified assets. At June 30, 2004, classified assets totaled $2.2 million when compared to $3.7 million at June 30, 2003. The improvement in classified assets was primarily due to receiving cash payments of $2.2 million on previously classified assets.

The above provision was made based on management's analysis of the various factors which affect the loan portfolio and management's desire to maintain the allowance at a level considered adequate. Management performed a detailed analysis of the loan portfolio, including types of loans, the charge-off history and an analysis of the allowance for loan losses. Management also considered the continued origination of loans secured by commercial businesses and commercial real estate. These loans bear an inherently higher level of credit risk than one-to four-family residential real estate loans. While management believes the allowance for loan losses at June 30, 2004, is adequate to cover all losses inherent in the portfolio, there can be no assurance that, in the future, the Bank's regulators will not require further increases in the allowance or actual losses will not exceed the allowance.

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Noninterest Income. Noninterest income increased $460,000, or 32.5%, to $1.9 million for fiscal 2004, when compared to the $1.4 million earned during fiscal 2003. Bank service charges increased $273,000, or 31.6%, for fiscal 2004 when compared to the prior year. The increase of 32.5% was primarily due to the implementation of an overdraft privilege program in February,

points from 1.75% to the current 1.00%, while the ten-year treasury rate dropped 129 basis points from 4.81% at June 30, 2002 to 3.52% at June 30, 2003.

Interest Income. Interest income decreased $589,000, or 3.5%, to $16.4 million for fiscal 2003 when compared to the prior fiscal

2003, which resulted in increased banking service charges as well as increased cash surrender value on BOLI and an expanded customer base. The number of checking accounts increased 632 or 8.4% to 8,175 for fiscal 2004 when compared to the prior year.

Noninterest Expense. Noninterest expense increased $280,000, or 4.6%, to $6.4 million for fiscal 2004, when compared to the $6.2 million expensed during fiscal 2003. The increased expense resulted primarily from higher compensation and benefits, professional services and other expenses.

Compensation expense increased $168,000, or 5.2%, for fiscal 2004 when compared to the prior year. The increase was due to increased salaries, higher employee stock ownership plan expenses and increased incentive bonuses. Professional services increased $84,000 to $179,000 for fiscal 2004 when compared to the prior year as a result of the Company's strategic planning process. Other expense increased $65,000 to $863,000 for fiscal 2004 when compared to the prior year as a result of an increase in expenses associated with the increased customer base.

Provision for Income Taxes. Provision for income taxes decreased $39,000 to $1.4 million for fiscal 2004, when compared to the prior fiscal year. The decrease was attributed to the change in charters from a Missouri savings bank to a Missouri chartered trust company with banking powers which resulted in a net tax benefit of $109,000.

COMPARISON OF THE YEARS ENDED JUNE 30, 2003 AND 2002

Net Income. Southern Missouri's net income increased $429,000, or 18.6%, to $2.7 million for fiscal 2003 when compared to the results of the prior fiscal year. The improvement in net income was primarily due to increased net interest income, increased noninterest income and the reduction in provision for loan losses, partially offset by higher noninterest expense and provisions for income taxes.

Net Interest Income. Net interest income increased $431,000, or 4.9%, to $9.3 million for fiscal 2003 when compared to the prior fiscal year. The increase was primarily due to the $18.3 million increase in average interest-earning assets, partially offset by a $15.5 million increase in average interest-bearing liabilities. The average interest rate spread between interest-earning assets and interest bearing liabilities decreased four basis points from the prior year.

This past fiscal year, the banking industry as a whole experienced a declining net interest spread due to declining interest rates and a flattening of the yield curve as short-term interest rates dropped at a slower pace than longer-term interest rates. During fiscal 2003, the Federal Reserve Bank dropped its targeted federal fund rate 75 basis

year. The decrease was primarily due to the 72 basis point decline in the average yield earned on these assets, from 7.04% to 6.32%, partially offset by the $18.3 million increase in the average balance of interest-earning assets.

Interest income on loans receivable increased by $227,000, or 1.5%, to $15.2 million for fiscal 2003 when compared to the prior fiscal year. The increase was primarily due to a $25.4 million increase in average loans receivable, partially offset by a 77 basis point decline in the average yield on the loans. Interest income on the investment and MBS portfolio decreased by $721,000, or 38.0%, to $1.2 million for fiscal 2003 when compared to the prior fiscal year. The decrease was primarily due to a 133 basis point decrease in the average yield on these investments, and a $4.3 million decrease in the average balance outstanding. The decline was due to rapid prepayment rates causing increased premium amortization on MBSs, the relative short average life of the investment portfolio and the general decline in interest rates. Other interest income decreased $95,000 in fiscal 2003 when compared to the prior year due to lower average balances and lower yields earned on these assets.

Interest Expense. Interest expense decreased $1.0 million, or 12.5%, to $7.1 million for fiscal 2003 when compared to the prior fiscal year. The decrease was primarily due to the 68 basis point decrease in the average rate paid on interest-bearing liabilities from 3.71% in fiscal 2002 to 3.03% in fiscal 2003, partially offset by the $15.5 million increase in the average balance of interest-bearing liabilities used to fund loan growth and the purchase of BOLI.

Provision for Loan Losses. The provision for loan losses was $330,000 for fiscal 2003 when compared to $350,000 for the prior fiscal year. The decrease in loan loss provision was primarily due to the decline in non-performing assets and loan delinquencies. At June 30, 2003, classified assets totaled $3.7 million when compared to $5.2 million at June 30, 2002. The improvement in classified assets was primarily due to receiving cash payments of $1.3 million on previously classified assets. The largest classified assets were two loans to one borrower secured by commercial real estate property, which totaled $2.0 million as of June 30, 2003, and both of which were current at that date.

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Noninterest Income. Noninterest income increased $541,000, or 61.8%, to $1.4 million for fiscal 2003, when compared to the $874,000 earned during fiscal 2002. Bank service charges increased $375,000, or 76.9%, for fiscal 2003 when compared to prior year, which was primarily due to an expanded customer base, structural changes in the assessment of overdraft fees and the implementation in the third quarter of the overdraft privilege

In an effort to manage the Bank's interest rate risk resulting from its fixed rate lending, the Bank has utilized long-term (up to 10 year maturities) callable FHLB advances, and has promoted long-term CDs. Other elements of the Bank's current asset/liability strategy include: (i) increasing loans receivable through the origination of adjustable-rate residential loans, when available; (ii) increasing originations of commercial real estate

program(ODP). The ODP allows our non-business checking account customers to overdraw their accounts up to $400. The customer is charged a fee for each check that is presented for payment while the account balance is negative. Other income increased $160,000, or 57.9%, which was primarily from additional sources of revenue, including increased cash surrender values on bank owned life insurance policies, fee income and miscellaneous services offered to customers. In February, 2003, the Bank purchased "key person" life insurance policies on six employees for a cash surrender value of $4.0 million. At June 30, 2003, the value of the cash surrender value had increased to $4.1 million, which resulted in earnings of $73,000 during fiscal 2003.

Noninterest Expense. Noninterest expense increased $293,000, or 5.0%, to $6.2 million for fiscal 2003, when compared to the prior fiscal year. The increased expense resulted primarily from higher compensation and benefits and occupancy and equipment expenses, partially offset by a decline in professional services expenses. The decrease in professional fees was primarily due to the internal audit function being outsourced in 2002 and during 2003, an internal auditor was added to our staff.

Compensation expense increased $242,000, or 8.1%, for fiscal 2003 when compared to prior year. The increase was a result of higher health insurance costs, incentive bonuses, increased salaries and higher employee stock ownership plan expenses. Occupancy and equipment expense increased $171,000, or 15.0%, for fiscal 2003 when compared to prior year. The increase was a result of higher depreciation expense on recent capital expenditures. The Company continues to invest in new technology to enhance the efficiency of the Bank and provide customers with a variety of new products. Capital improvements to the home office were completed in the first quarter of fiscal 2003.

Provision for Income Taxes. Provision for income taxes increased $269,000 to $1.5 million for fiscal 2003, when compared to the prior fiscal year. The increase was attributed to increased pre-tax income.

ASSET/LIABILITY MANAGEMENT

The goal of the Company's asset/liability management strategy is to manage the interest rate sensitivity of both interest-earning assets and interest-bearing liabilities in order to maximize net interest income without exposing the Company to an excessive level of interest-rate risk. The Company employs various strategies intended to manage the potential effect that changing interest rates may have on future operating results. The primary asset/liability management strategy has been to focus on matching the anticipated repricing intervals of interest-earning assets and interest-bearing liabilities. At times, however, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Company may determine to increase its interest rate risk position somewhat in order to maintain its net interest margin.

and commercial business loans, which typically provide higher yields and shorter repricing periods, but inherently increased credit risk, (iii) expanding the consumer loan portfolio, (iv) limiting the price volatility of the investment portfolio by maintaining a weighted average maturity of less than five years, (v) actively soliciting less rate-sensitive deposits, and (vi) offering competitively priced money market accounts and CDs with maturities of up to five years. The degree to which each segment of the strategy is achieved will affect profitability and exposure to interest-rate risk.

The Bank continues to generate long term, fixed-rate residential loans. During the twelve month period ended June 30, 2004, fixed rate residential loan originations totaled $30.6 million when compared to $24.7 million during the same period of the prior year. At June 30, 2004, the fixed-rate residential loan portfolio totaled $81.3 million with a weighted average maturity of 188 months when compared to $73.0 million at June 30, 2003 with a weighted average maturity of 199 months. At June 30, 2004, fixed rate loans with remaining maturities in excess of 10 years totaled $76.4 million, or 30.8%, of loans receivable when compared to $64.2 million, or 28.4%, of loans receivable at June 30, 2003. The Company originated $31.8 million in fixed rate commercial loans during the twelve month period ended June 30, 2004 when compared to $18.8 million during the same period of the prior year. The Company also originated $81.8 million in adjustable rate commercial loans during the twelve month period ended June 30, 2004 when compared to $55.4 million during the same period of the prior year. At June 30, 2004, CDs with original terms of two years or more totaled $40.5 million when compared to $29.9 million at June 30, 2003. At June 30, 2004, the Bank increased demand deposit accounts by 25.4% to $45.1 million when compared to $36.0 million at June 30, 2003.

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average month-end balance of assets or liabilities, respectively, for the years indicated. Nonaccrual loans are included in the net loan category.

The table also presents information with respect to the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities, or interest rate spread, which financial institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its net yield on interest-earning assets, which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

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(dollars in thousands)

Year Ended June 30	2004			2003			2002		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:									
Mortgage loans(1)	$ 175,554	$ 10,910	6.21%	$ 169,440	$ 11,753	6.94%	$ 158,032	$ 12,026	7.61%
Other loans (1)	62,996	3,653	5.80	52,395	3,452	6.59	38,404	2,952	7.69
Total net loans	238,550	14,563	6.10	$ 221,835	15,205	6.85	196,436	14,978	7.62
Mortgage-backed securities	21,865	604	2.76	22,348	737	3.30	26,421	1,393	5.27
Investment securities (2)	14,413	492	3.41	10,700	436	4.07	10,964	501	4.57
Other interest-earning assets	3,137	4	.14	4,833	26	.54	7,578	121	1.60
TOTAL INTEREST-EARNING ASSETS (1)	277,965	15,663	5.63	259,716	16,404	6.32	241,399	16,993	7.04
Other noninterest-earning assets (3)	16,702	37		14,143	-		12,976	-	
TOTAL ASSETS	$ 294,667	$ 15,700		$ 273,859	$ 16,404		$ 254,375	$ 16,993	
Interest-bearing liabilities:									
Savings accounts	$ 56,825	$ 764	1.34	$ 55,514	$ 1,074	1.93	$ 55,461	$ 1,509	2.72
Now accounts	29,181	270	.92	20,746	169	.81	19,012	191	1.00
Money market accounts	19,244	230	1.19	17,434	323	1.85	19,143	467	2.44
Certificates of deposit	84,118	2,307	2.74	87,198	2,805	3.22	78,830	3,463	4.39
TOTAL INTEREST-BEARING DEPOSITS	189,368	3,571	1.89	180,892	4,371	2.42	172,446	5,630	3.26
Borrowings:									
Securities sold under agreements to repurchase	6,341	73	1.15	5,480	73	1.33	4,122	88	2.13
FHLB advances	56,234	2,818	5.01	48,309	2,676	5.54	42,583	2,421	5.69
Junior subordinated debt	2,093	84	4.02						
TOTAL INTEREST-BEARING LIABILITIES	254,036	6,546	2.58	234,681	7,120	3.03	219,151	8,139	3.71
Noninterest-bearing demand deposits	11,570	-		10,871	-		8,258	-	
Other liabilities	3,057	-		3,604	-		3,342	-	
TOTAL LIABILITIES	268,663	-		249,156	7,120		230,751	8,139	
Stockholders' equity	26,004	-		24,703	-		23,624	-	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 294,667	$ 6,546		$ 273,859	$ 7,120		$ 254,375	$ 8,139	
Net interest income		$ 9,155			$ 9,284			$ 8,854	

	3.06%	3.29%	3.33%
Interest rate spread (4)	3.06%	3.29%	3.33%
Net interest margin (5)	3.28%	3.57%	3.67%
Ratio of average interest-earning assets to average interest-bearing liabilities	109.42%	110.67%	110.15%

Interest rate spread (4)	3.06%	3.29%	3.33%
Net interest margin (5)	3.28%	3.57%	3.67%
Ratio of average interest-earning assets to average interest-bearing liabilities	109.42%	110.67%	110.15%

(1) Calculated net of deferred loan fees, loan discounts and loans-in-process. Nonaccrual loans are included in average loans.

(2) Includes FHLB stock and related cash dividends.

(3) Includes equity securities and related cash dividends.

(4) Net interest spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net yield on average interest-earning assets represents net interest income divided by average interest-earning assets.

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YIELDS EARNED AND RATES PAID

The following table sets forth for the periods and at the dates indicated, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

	At June 30,	For Year Ended June 30,		
	2004	**2004**	2003	2002
Weighted-average yield on loan portfolio	5.87%	6.10%	6.85%	7.62%
Weighted-average yield on mortgage-backed securities	3.44	2.76	3.30	5.27
Weighted-average yield on investment securities (1)	3.21	3.41	4.07	4.57
Weighted-average yield on other interest-earning assets	.09	.14	.54	1.60
Weighted-average yield on all interest-earning assets	5.49	5.63	6.32	7.04
Weighted-average rate paid on deposits	1.99	1.89	2.42	3.26
Weighted-average rate, paid on securities sold under agreements to repurchase	1.12	1.15	1.33	2.13
Weighted-average rate paid on FHLB advances	4.84	5.01	5.54	5.69
Weighted-average rate paid on all interest-bearing liabilities	2.61	2.58	3.03	3.71
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	2.88	3.06	3.29	3.33
Net interest margin (net interest income as a percentage of average interest-earning assets)	3.13	3.28	3.57	3.67

(1) Includes Federal Home Loan Bank stock.

> FINANCIAL REVIEW (continued) <

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii)

effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Years Ended June 30, **2004** Compared to 2003 Increase (Decrease) Due to				Years Ended June 30, 2003 Compared to 2002 Increase (Decrease) Due to			
(dollars in thousands)	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
Interest-earning assets:								
Loans receivable (1)	(1,664)	1,145	(122)	(641)	$ (1,512)	$ 1,935	$ (196)	$ 227
Mortgage-backed securities	(121)	(16)	4	(133)	(520)	(215)	78	(657)
Investment securities (2)	(71)	152	(25)	56	(53)	(12)	1	(64)
Other interest-earning deposits	(18)	(9)	41	14	(81)	(44)	30	(95)
Total net change in income on interest-earning assets	(1,874)	1,272	(102)	(704)	(2,166)	1,664	(87)	(589)
Interest-bearing liabilities:								
Deposits	(835)	28	6	(801)	(1,515)	344	(88)	(1,259)
Securities sold under agreements to repurchase	(10)	11	(2)	(1)	(33)	29	(11)	(15)
Subordinated debt	0	0	85	85				
FHLB advances	(256)	439	(41)	142	(64)	326	(8)	254
Total net change in expense on interest-bearing liabilities	(1,101)	478	48	(575)	(1,612)	699	(107)	(1,020)
Net change in net interest income	(773)	794	(185)	(129)	$ (554)	$ 965	$ 20	$ 431

(1) Does not include interest on loans placed on nonaccrual status.
(2) Does not include dividends earned on equity securities.

INTEREST RATE SENSITIVITY ANALYSIS

The following table sets forth as of June 30, 2004, and 2003 management's estimates of the projected changes in net portfolio value and net interest income in the event of 1%, 2% and 3%, instantaneous, permanent increases or decreases in market interest rates.

Change in Rates	Net Portfolio $ Amount	Net Portfolio $ Change	Net Portfolio % Change	NPV as % of PV of Assets NPV Ratio	NPV as % of PV of Assets Change
	(dollars in thousands)				
+300 bp	$ 27,291	(4,166)	(13)	8.69	-.70
+200 bp	28,673	(2,784)	(9)	8.86	-.53
+100 bp	29,796	(1,661)	(5)	9.01	-.38
0 bp	31,457	-		9.39	
-100 bp	32,284	827	3	9.90	.51
-200 bp	34,164	2,707	9	10.23	.84
-300 bp	34,073	2,616	8	10.54	1.15

June 30, 2003

Change in Rates	Net Portfolio $ Amount	Net Portfolio $ Change	Net Portfolio % Change	NPV as % of PV of Assets NPV Ratio	NPV as % of PV of Assets Change
	(dollars in thousands)				
+300 bp	$ 21,037	(4,364)	(17)	8.31	- 1.33
+200 bp	23,063	(2,338)	(9)	8.99	-.65
+100 bp	24,284	(1,117)	(4)	9.34	-.30
0 bp	25,401	-	-	9.64	-
-100 bp	25,474	73	-	9.54	-.10
-200 bp	24,492	(909)	(4)	9.04	-.60
-300 bp	25,208	(193)	(1)	9.25	-.39

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Computations in the table above are based on prospective effects of hypothetical changes in interest rates and are based on an internally generated model using the actual maturity and repricing schedules for Southern Missouri's loans and deposits, adjusted by management's assumptions for prepayment rates and deposit runoff. Further, the computations do not consider any reactions that the Bank may undertake in response to changes in interest rates. These projected changes should not be relied upon as indicative of actual results in any of the aforementioned interest rate changes.

Management cannot accurately predict future interest rates or their effect on the Bank's NPV and net interest income in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV and net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Additionally, most of Southern Missouri's loans have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

LIQUIDITY AND CAPITAL RESOURCES

Southern Missouri's primary potential sources of funds include deposit growth, securities sold under agreements to repurchase, FHLB advances, amortization and prepayment of loan principal, investment maturities and sales, and ongoing operating results. While scheduled repayments on loans and securities as well as the maturity of short-term investments are a relatively predictable source of funding, deposit flows, FHLB advance

Southern Missouri uses its liquid assets as well as other funding sources to meet ongoing commitments, to fund loan commitments, to repay maturing certificates of deposit and FHLB advances, to make investments, to fund other deposit withdrawals and to meet operating expenses. At June 30, 2004, the Bank had outstanding commitments to extend credit of $37.0 million (including $28.3 million on lines of credit). Total commitments to originate fixed-rate loans with terms in excess of one year were $3.9 million at interest rates ranging from 4.5% to 7.5%. Management anticipates that current funding sources will be adequate to meet foreseeable liquidity needs.

The primary sources of funding for the Company are deposits, securities sold under agreements to repurchase and FHLB advances. For the year ended June 30, 2004, Southern Missouri increased deposits, FHLB advances and securities sold under agreements to repurchase by $17.4 million, $5.8 million and $1.2 million, respectively. During the prior year, Southern Missouri increased deposits, FHLB advances and securities sold under agreements to repurchase by $5.6 million, $6.5 million and $923,000, respectively. At June 30, 2004, the Bank had additional borrowing capacity from the FHLB of $32.9 million when compared to $26.4 million at June 30, 2003. In addition, the Bank has the ability to pledge several of its loan portfolios including commercial real estate, home equity and commercial business, which could provide additional borrowing capacity of approximately $56.4 million at June 30, 2004.

Liquidity management is an ongoing responsibility of the Bank's management. The Bank adjusts its investment in liquid assets based upon a variety of factors including (i) expected loan demand and deposit flows, (ii) anticipated investment and FHLB advance maturities, (iii) the impact on profitability, and (iv) asset/liability management objectives.

At June 30, 2004, the Bank had $53.9 million in CDs maturing within one year and $158.1 million in other deposits without a specified maturity. Management believes that most maturing interest-bearing liabilities will be retained or replaced by new interest-bearing liabilities. Also at June 30, 2004, the Bank had $27.0 million in FHLB advances eligible for early redemption

redemptions and loan and security prepayment rates are significantly influenced by factors outside of the Bank's control, including general economic conditions and market competition. The Bank has relied on FHLB advances as a source for funding cash or liquidity needs.

within one year.

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> FINANCIAL REVIEW (continued) <

REGULATORY CAPITAL

Federally insured savings banks are required to maintain a minimum level of regulatory capital. FDIC regulations established capital requirements, including a leverage (or core capital) requirement and a risk-based capital requirement. The FDIC is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

At June 30, 2004, the Bank exceeded regulatory capital requirements with core and risk-based capital of $23.5 million and $25.5 million, or 7.8% and 11.8% of adjusted total assets and risk-weighted assets, respectively. These capital levels exceeded minimum requirements of 4.0% and 8.0% for adjusted total assets and risk-weighted assets. Under regulatory guidelines, SMBT was considered well-capitalized at June 30, 2004.

IMPACT OF INFLATION

The consolidated financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.



KRAFT, MILES & TATUM, LLC
CERTIFIED PUBLIC ACCOUNTANTS

1600 WEST HARPER, POPLAR BLUFF, MISSOURI 63900-4196
(573) 785-6438
FAX (573) 785-0114

Board of Directors
Southern Missouri Bancorp, Inc.
Poplar Bluff, Missouri

We have audited the accompanying balance sheet of Southern Missouri Bancorp, Inc. and Subsidiary (Company) as of June 30, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Missouri Bancorp, Inc. and Subsidiary as of June 30, 2003, and the results of their operations and their cash flows for each of the years in the two year period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Kraft, Miles + Tatum, LLC

Poplar Bluff, Missouri
July 17, 2003

MEMBERS - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MISSOURI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

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> REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM <



501 N. Broadway, Suite 600
St. Louis, MO 63102-2102
314 231-5544 Fax 314 231-9731

bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of
Directors and Stockholders
Southern Missouri Bancorp, Inc.
Poplar Bluff, Missouri

We have audited the accompanying consolidated balance sheet of Southern Missouri Bancorp, Inc. as of June 30, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Missouri Bancorp, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

St. Louis, Missouri
July 16, 2004

Solutions
for
Success



A member of
Moores Rowland
International

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> CONSOLIDATED BALANCE SHEETS <
JUNE 30, 2004 AND 2003
Southern Missouri Bancorp, Inc. and Subsidiary

Assets	2004	2003
Cash and cash equivalents	$ 4,582,225	$ 7,617,740
Available for sale securities (Note 2)	40,205,907	31,002,858
Federal Home Loan Bank stock	3,171,000	2,675,000
Loans, less allowance for loan losses of $1,978,491 and $1,835,705 at June 30, 2004 and 2003, respectively	248,354,980	222,840,345
Accrued interest receivable	1,357,325	1,270,334
Foreclosed assets, net (Note 4)	162,653	217,403
Premises and equipment, net (Note 5)	6,069,506	6,203,385
Bank owned life insurance - cash surrender value	4,260,466	4,072,617
Intangible assets, net	2,858,933	3,114,191
Prepaid expenses and other assets	869,747	440,785
TOTAL ASSETS	$ 311,892,742	$ 279,454,658

Liabilities and Stockholders' Equity		
Deposits (Note 6)	$ 211,958,597	$ 194,531,956
Securities sold under agreements to repurchase (Note 7)	6,447,819	5,234,392
Advances from FHLB of Des Moines (Note 8)	59,250,000	53,500,000
Accounts payable and other liabilities	730,885	686,032
Accrued interest payable	336,023	393,841
Subordinated debt (Note 9)	7,217,000	-
TOTAL LIABILITIES	285,940,324	254,346,221
Commitments and contingencies (Note 14)		
Preferred stock, $.01 par value; 500,000 shares authorized; none issued or outstanding	-	-
Common stock, $.01 par value; 4,000,000 shares authorized; 2,957,226 shares issued	29,572	29,572
Additional paid-in capital	17,287,099	17,486,168
Retained earnings	21,236,686	19,175,369
Treasury stock of 695,222 shares in 2004 and 650,306 shares in 2003, at cost	(12,253,732)	(11,538,218)
Unearned employee benefits	(109,051)	(180,905)
Accumulated other comprehensive income (loss)	(238,156)	136,451
TOTAL STOCKHOLDERS' EQUITY	25,952,418	25,108,437
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 311,892,742	$ 279,454,658

See accompanying notes to consolidated financial statements.

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> CONSOLIDATED STATEMENTS OF INCOME <
YEARS ENDED JUNE 30, 2004, 2003 AND 2002
Southern Missouri Bancorp, Inc. and Subsidiary

Interest income:

	2004	2003	2002
Loans receivable	$ 14,563,974	$ 15,204,984	$ 14,978,086
Investment securities	527,664	436,366	500,637
Mortgage-backed securities	603,965	737,116	1,393,518
Other interest-earning assets	4,511	25,896	121,181
TOTAL INTEREST INCOME	15,700,114	16,404,362	16,993,422

Interest expense:

	2004	2003	2002
Deposits	3,570,700	4,371,163	5,630,403
Securities sold under agreements to repurchase	72,968	73,060	88,092
Advances from FHLB	2,817,568	2,676,044	2,421,396
Subordinated debt	84,152	-	-
TOTAL INTEREST EXPENSE	6,545,388	7,120,267	8,139,891
NET INTEREST INCOME	9,154,726	9,284,095	8,853,531
Provision for loan losses (Note 3)	275,000	330,000	350,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,879,726	8,954,095	8,503,531

Noninterest income:

	2004	2003	2002
Net (losses) gains on sales of available for sale securities	(19,186)	-	1,366
Customer service charges	1,135,736	862,862	487,682
Loan late charges	121,932	116,741	109,534
Other	636,784	435,309	275,759
TOTAL NONINTEREST INCOME	1,875,266	1,414,912	874,341

Noninterest expense:

	2004	2003	2002
Compensation and benefits	3,408,432	3,240,085	2,997,782
Occupancy and equipment	1,286,651	1,305,241	1,134,642
SAIF deposit insurance premium	30,251	31,452	31,255
Professional fees	178,922	94,965	211,374
Advertising	161,357	159,212	161,422
Postage and office supplies	261,120	280,187	255,646
Amortization of intangible assets	255,258	255,258	255,258

Other	863,100		798,489		824,890
TOTAL NONINTEREST EXPENSE	6,445,091		6,164,889		5,872,269
INCOME BEFORE INCOME TAXES	4,309,901		4,204,118		3,505,603

Income taxes (Note 11)

Current	1,448,000	1,695,900	1,126,700
Deferred	(21,000)	(230,000)	70,000
	1,427,000	1,465,900	1,196,700
NET INCOME	$ 2,882,901	$ 2,738,218	$ 2,308,903

Basic earnings per common share	$ 1.27	$ 1.17	$.97
Diluted earnings per common share	$ 1.23	$ 1.14	$.95

See accompanying notes to consolidated financial statements.

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> CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY <
YEARS ENDED JUNE 30, 2004, 2003 and 2002
Southern Missouri Bancorp, Inc. and Subsidiary

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Employee Benefits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE AT JULY 1, 2001	$ 18,032	$ 17,450,851	$ 15,372,440	$ (9,164,892)	$ (341,287)	$ 247,344	$ 23,582,488
Net income			2,308,903				2,308,903
Change in unrealized gain (loss) on available for sale securities						73,540	73,540
TOTAL COMPREHENSIVE INCOME							2,382,443
Purchase of treasury stock				(1,142,399)			(1,142,399)
Dividends paid ($.25 per share)			(587,945)				(587,945)
Release of ESOP awards		45,282			71,891		117,173
MRP expense					14,035		14,035
Exercise of stock options		(39,261)		184,671			145,410
BALANCE AT JUNE 30, 2002	18,032	17,456,872	17,093,398	(10,122,620)	(255,361)	320,884	24,511,205
Net income			2,738,218				2,738,218
Change in unrealized gain (loss) on available for sale securities						(184,433)	(184,433)
TOTAL COMPREHENSIVE INCOME							2,553,785
Purchase of treasury stock				(1,641,518)			(1,641,518)
Dividends paid ($.28 per share)			(656,247)				(656,247)
Release of ESOP awards		79,763			67,190		146,953
MRP expense					7,266		7,266

Tax benefit of MRP		2,500					2,500
Exercise of stock options		(41,427)		225,920			184,493
BALANCE AT JUNE 30, 2003	18,032	17,497,708	19,175,369	(11,538,218)	(180,905)	136,451	25,108,437
Net income			2,882,901				2,882,901
Change in unrealized gain (loss) on available for sale securities						(374,607)	(374,607)
TOTAL COMPREHENSIVE INCOME							2,508,294
Two for one stock split effective in the form of 100% stock dividend	11,540	(11,540)					-
Purchase of treasury stock				(1,297,366)			(1,297,366)
Dividends paid ($.36 per share)			(821,584)				(821,584)
Release of ESOP awards		121,348			62,740		184,088
MRP expense					9,114		9,114
Tax benefit of MRP		2,250					2,250
Exercise of stock options		(322,667)		581,852			259,185
BALANCE AT JUNE 30, 2004	$ 29,572	$ 17,287,099	$ 21,236,686	$ (12,253,732)	$ (109,051)	$(238,156)	$25,952,418

See accompanying notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF CASH FLOWS <
YEARS ENDED JUNE 30, 2004, 2003 AND 2002
Southern Missouri Bancorp, Inc. and Subsidiary

Cash flows from operating activities:	**2004**	2003	2002
Net income	$ 2,882,901	$ 2,738,218	$ 2,308,903
Items not requiring (providing) cash:			
Depreciation	654,859	677,138	551,668
MRP expense and ESOP expense	193,202	154,219	131,208
Net realized losses(gains)on sale of available for sale securities	19,186	-	(1,366)
Loss on sale of foreclosed assets	32,273	-	-
Amortization of intangible assets	255,258	255,258	255,258
Increase in cash surrender value of bank owned life insurance	(187,849)	(72,617)	-
Provision for loan losses	275,000	330,000	350,000
Amortization of premiums and discounts on securities	450,317	592,761	345,408
Deferred income taxes	(21,000)	(230,000)	70,000
Changes in:			
Accrued interest receivable	(86,991)	289,340	42,156
Prepaid expenses and other assets	31,295	(242,503)	180
Accounts payable and other liabilities	44,853	250,336	(432,416)
Accrued interest payable	(57,818)	(177,327)	(567,966)
net cash provided by operating activities	4,485,486	4,564,823	3,053,033

Cash flows from investing activities:

	2004	2003	2002
Net increase in loans	(25,809,510)	(11,952,333)	(30,392,626)
Proceeds from sales of available for sale securities	2,932,500	-	3,389,315
Proceeds from maturities of available for sale securities	24,157,837	28,259,798	24,696,318
Purchase of available for sale securities	(37,357,504)	(27,389,311)	(25,950,446)
Purchase of Federal Home Loan Bank stock	(496,000)	(325,000)	(200,000)
Purchase of premises and equipment	(520,980)	(955,523)	(1,326,540)
Purchase of bank owned life insurance	-	(4,000,000)	-
Purchase of investment in statutory trust	(217,000)	-	-
Proceeds from sale of foreclosed real estate	42,352	78,199	466,442
NET CASH USED IN INVESTING ACTIVITIES	$ (37,268,305)	$ (16,284,170)	$ (29,317,537)

See accompanying notes to consolidated financial statements.

| 25 |

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> CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) <
YEARS ENDED JUNE 30, 2004, 2003 AND 2002
Southern Missouri Bancorp, Inc. and Subsidiary

Cash flows from financing activities:	**2004**	2003	2002
Net increase in demand deposits and savings accounts	$ 21,134,872	$ 3,441,910	$ 11,997,393
Net (decrease)increase in certificates of deposit	(3,708,230)	2,143,190	3,668,044
Net increase in securities sold under agreements to repurchase	1,213,427	923,155	196,095
Proceeds from Federal Home Loan Bank advances	121,900,000	24,200,000	11,000,000
Repayments of Federal Home Loan Bank advances	(116,150,000)	(17,700,000)	(1,000,000)
Net decrease in advances from borrowers for taxes and insurance	-	(170,610)	(109,502)
Proceeds from issuance of subordinated debt	7,217,000	-	-
Dividends on common stock	(821,584)	(656,247)	(587,945)
Exercise of stock options	259,185	184,493	145,410
Payments to acquire treasury stock	(1,297,366)	(1,641,518)	(1,142,399)
NET CASH PROVIDED BY FINANCING ACTIVITIES	29,747,304	10,724,373	24,167,096
Decrease in cash and cash equivalents	(3,035,515)	(994,974)	(2,097,408)

Cash and cash equivalents at beginning of year	7,617,740	8,612,714	10,710,122
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,582,225	$ 7,617,740	$ 8,612,714

Supplemental disclosures of cash flow information:

Noncash investing and financing activities

Conversion of loans to foreclosed real estate	$ 94,500	$ 147,370	$ 94,408
Conversion of foreclosed real estate to loans	74,625	123,662	177,600

Cash paid during the period for

Interest (net of interest credited)	3,731,297	3,725,562	3,723,833
Income taxes	1,280,000	1,540,899	1,258,040

See accompanying notes to consolidated financial statements.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS <
Southern Missouri Bancorp, Inc. and Subsidiary

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization. Southern Missouri Bancorp, Inc., a Missouri corporation (the Company) was organized in 1994 and is the parent company of Southern Missouri Bank & Trust (the Bank). Substantially all of the Company's consolidated revenues are derived from the operations of the Bank, and the Bank represents substantially all of the Company's consolidated assets and liabilities.

Basis of Financial Statement Presentation. The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles and general practices within the banking industry. In the normal course of business, the Company encounters two significant types of risk: economic and regulatory. Economic risk is comprised of interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the value of the Company's investment in real estate.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned

losses, net of tax, are reported in accumulated other comprehensive income, a component of stockholders' equity. All securities have been classified as available for sale.

Premiums and discounts on debt securities are amortized or accreted as adjustments to income over the estimated life of the security using the level yield method. Realized gains or losses on the sale of securities is based on the specific identification method. The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company does not invest in collateralized mortgage obligations that are considered high risk.

Federal Home Loan Bank stock. The Bank is a member of the Federal Home Loan Bank (FHLB) system. Capital stock of the FHLB is a required investment based upon a predetermined formula and is carried at cost.

Loans. Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees.

Interest on loans is accrued based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in management's judgment, the collectibility of interest or principal in the normal course of business is doubtful. A loan is considered delinquent when a payment has not been made by the contractual due date. Interest income previously accrued but not collected at the date a loan is placed on nonaccrual status is

subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash, due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $2,339,727 and $5,505,308 at June 30, 2004 and 2003, respectively.

Available for sale securities. Available for sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future are carried at fair value. Unrealized gains and

reversed against interest income. Cash receipts on a nonaccrual loan are applied to principal and interest in accordance with its contractual terms unless full payment of principal is not expected, in which case cash receipts, whether designated as principal or interest, are applied as a reduction of the carrying value of the loan. A nonaccrual loan is generally returned to accrual status when principal and interest payments are current, full collectibility of principal and interest is reasonably assured and a consistent record of performance has been demonstrated. The allowance for losses on loans represents management's best estimate of losses probable in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. Loans are charged off in the period deemed uncollectible. Recoveries of loans previously charged off are recorded when received. The provision for losses on loans is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans and the results of regulatory examinations.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

Valuation allowances are established for impaired loans for the difference between the loan amount and fair value of collateral less estimated selling costs. Impairment losses are recognized through an increase in the allowance for loan losses.

Loans are considered impaired if, based on current information and events, it is probable that the company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

Foreclosed Real Estate. Real estate acquired by foreclosure or by deed in lieu of foreclosure is initially recorded at the lower of cost or fair value less estimated selling costs. Costs for development and improvement of the property are capitalized.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less estimated selling costs.

Loans to facilitate the sale of real estate acquired in foreclosure are discounted if made at less than market rates. Discounts are amortized over the fixed interest period of each loan using the interest method.

Premises and Equipment. Premises and equipment are stated at

Income Taxes. The Company and its subsidiary file consolidated income tax returns. Deferred assets and liabilities are recognized for the tax effects of differences between the financial reporting bases and income tax bases of the Company's assets and liabilities.

Stock Options. The Company has elected not to adopt the recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, which requires a fair-value-based method of accounting for stock options. As permitted under SFAS No. 123, the Company continues to apply APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock option plan, and accordingly, does not recognize compensation cost for its stock option plan. Had compensation cost for the Company's stock option plan been consistently expensed based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have been reduced as shown in the table below. Detailed information for activity in the Company's stock plan and the assumptions used in the fair-value-based method can be found in Note 10.

Employee Stock Ownership Plan. The Company accounts for its employee stock ownership plan (ESOP)in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants are presented in the

cost less accumulated depreciation and include expenditures for major betterments and renewals. Maintenance, repairs, and minor renewals are expensed as incurred. When property is retired or sold, the retired asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss taken into income. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment loss recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets.

Depreciation is computed by use of straight-line and accelerated methods over the estimated useful lives of the assets. Estimated lives are generally twenty to forty years for premises, and five to seven years for equipment.

Intangible Assets. The Bank adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, effective July 1, 2002. Intangible assets acquired through the purchase of branches were excluded from the scope of SFAS No. 142. In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. SFAS No. 147 clarified that the carrying amount of an unidentified intangible asset continue to be amortized. The Bank's gross amount of this intangible asset at June 30, 2004 and 2003 was $3,837,416 and $3,837,416, respectively, with accumulated amortization of $978,484 and $723,226, respectively. The intangible asset is being amortized over 15 years with amortization expense over the next five years expected to be $255,258 per year.

consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares are considered outstanding for earnings per share calculations when they are committed to be released; unallocated shares are not considered outstanding.

Earnings Per Share. Basic income per share is computed using the weighted-average number of common shares outstanding. ESOP shares which have been committed to be released are considered outstanding. Diluted income per share includes the effect of all dilutive potential common shares (primarily stock options) outstanding during each year. The two for one stock split effected as a 100% stock dividend in September, 2003 has been reflected retroactively for all per share data.

Treasury Stock. Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Reclassification. Certain amounts included in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation. These reclassifications had no effect on net income.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

	June 30		
	2004	2003	2002
Net income as reported	$ 2,882,900	$ 2,738,218	$ 2,308,903
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	193,202	154,219	131,208
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(203,702)	(159,219)	(138,208)
Pro forma net income	$ 2,872,400	$ 2,733,218	$ 2,301,903
Earnings per share			
Basic as reported	$ 1.27	$ 1.17	$.97
Basic pro forma	1.26	1.17	.97
Diluted as reported	1.23	1.14	.95
Diluted pro forma	1.23	1.14	.95

The following paragraphs summarize the impact of new accounting pronouncements:

liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that ends after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities (VIE's) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and non-controlling interest of the VIE. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a

of this Statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. The adoption of this new standard is not expected to have an impact on the consolidated financial position or results of operations of the Company.

In May 2004, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB")No. 105, Loan Commitments Accounted for as Derivative Instruments, providing guidance on the accounting for loan commitments that relate to the origination of mortgage loans that will be held for resale pursuant to FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was released in 1998 and FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which was issued in 2003. The SEC staff have expressed their view that loan commitments that relate to the origination of mortgage loans that will be held for resale are written options from the perspective of the prospective lender. Thus, upon the origination of a loan commitment, the SEC staff believes that the fair value of the loan commitment should be recorded as a liability with the offset to expense to the extent consideration has not been received. The written option would remain a liability until the expiration or culmination of the contract. The provisions of SAB 105 are effective for derivatives entered into after March 31, 2004. Retroactive application is not required. The Company does not expect the adoption of this staff accounting bulletin to materially impact the Company's financial statements or results of operations.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

NOTE 2: Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated market value of securities available for sale consisted of the following:

	June 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investment securities:				
U.S. government and Federal agency obligations	$ 11,420,348	$ 11,940	$(118,095)	$ 11,314,193
Obligations of states and political subdivisions	726,870	50,006		776,876
FNMA preferred stock	1,000,000	3,500	(1,300)	1,002,200
Equity securities	3,357,227	119,959	(62,332)	3,414,854

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Other securities	2,712,723	8,315	(17,000)	2,704,038
TOTAL INVESTMENT SECURITIES	19,217,168	193,720	(198,727)	19,212,161
Mortgage-backed securities:				
FHLMC certificates	3,633,352	14,062	(95,127)	3,552,287
GNMA certificates	350,103	-	(2,134)	347,969
FNMA certificates	9,225,163	56,780	(188,236)	9,093,707
CMOs issued by government agencies	8,158,177	14,675	(173,069)	7,999,783
TOTAL MORTGAGE-BACKED SECURITIES	21,366,795	85,517	(458,566)	20,993,746
TOTAL	$ 40,583,963	$ 279,237	$(657,293)	$ 40,205,907

	June 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investment securities:				
U.S. government and Federal agency obligations	$ 3,617,453	$ 44,610	$ -	$ 3,662,063
Obligations of states and political subdivisions	1,206,630	96,915	-	1,303,545
FNMA preferred stock	1,000,000	18,500	-	1,018,500
TOTAL INVESTMENT SECURITIES	5,824,083	160,025	-	5,984,108
Mortgage-backed securities:				
FHLMC certificates	5,978,033	21,050	-	5,999,083
GNMA certificates	592,475	9,997	-	602,472
FNMA certificates	6,544,806	85,689	-	6,630,495
CMOs issued by government agencies	11,552,300	-	62,178	11,490,122
CMOs issued by private issuer	294,572	2,006	-	296,578
TOTAL MORTGAGE-BACKED SECURITIES	24,962,186	118,742	62,178	25,018,750
TOTAL	$ 30,786,269	$ 278,767	$ 62,178	$ 31,002,858

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

The amortized cost and estimated market value of investment and mortgage-backed securities, excluding equity securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

June 30, 2004

Available for Sale	Amortized Cost	Estimated Market Value
Within one year	$ 1,380,000	$ 1,380,430
One to five years	12,708,010	12,637,746
After 10 years	1,771,931	1,779,131
Total investment securities	15,859,941	15,797,307
Mortgage-backed securities	21,366,795	20,993,746
Equities	3,357,227	3,414,854
TOTAL	$ 40,583,963	$ 40,205,907

The carrying value of investment and mortgage-backed securities pledged as collateral to secure public deposits and securities sold under agreements to repurchase amounted to $27,051,040 and $22,201,527 at June 30, 2004 and 2003, respectively.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2004, was $27.8 million, which is approximately 69.2% of the Bank's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Adjustable rate mortgage loans included in mortgage-backed securities at June 30, 2004 and 2003 amounted to $1,717,999 and $2,789,026, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2004.

Description of Securities	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ 541,093	$ 5,203			$ 541,093	$ 5,203
U.S. government agencies	7,765,930	112,892			7,765,930	112,892
Mortgage-backed securities	17,777,655	458,279	112,386	287	17,890,041	458,566
FNMA preferred stock	498,700	1,300			498,700	1,300
Equity services	1,044,250	62,332			1,044,250	62,332
Other securities	108,000	17,000			108,000	17,000
Total temporarily impaired securities	$ 27,735,628	$ 657,006	$ 112,386	$ 287	$ 27,848,014	$ 657,293

NOTE 3: Loans

Loans are summarized as follows:

	June 30	
	2004	2003
Real estate loans:		
Conventional	$ 122,392,028	$ 116,806,457
Construction	7,533,011	3,373,874
Commercial	56,111,695	48,648,914
Loans secured by deposit accounts	1,061,844	981,684
Consumer loans	20,417,060	19,559,284
Commercial	45,922,527	37,060,199
	253,438,165	226,430,412
Loans in process	(3,093,210)	(1,717,118)
Deferred loan fees, net	(11,484)	(37,244)
Allowance for loan losses	(1,978,491)	(1,835,705)
TOTAL	$ 248,354,980	$ 222,840,345

Adjustable rate loans included in the loan portfolio amounted to $118,321,901 and $105,446,620 at June 30, 2004 and 2003, respectively.

One-to four-family residential real estate loans amounted to $120,995,684 and $115,077,899 at June 30, 2004 and 2003, respectively.

Real estate construction loans are secured principally by single and multi-family dwelling units.

Commercial real estate loans are secured principally by commercial buildings, motels, medical centers, churches, fast food restaurants and farmland.

Following is a summary of activity in the allowance for loan losses:

	June 30		
	2004	2003	2002
Balance, beginning of period	$ 1,835,705	$ 1,569,266	$ 1,461,684
Loans charged-off	(158,557)	(125,862)	(280,464)
Recoveries of loans previously charged-off	26,343	62,301	38,046
Net charge-offs	(132,214)	(63,561)	(242,418)
Provision charged to expense	275,000	330,000	350,000
Balance, end of period	$ 1,978,491	$ 1,835,705	$ 1,569,266

Total loans past due ninety days or more and still accruing interest amounted to $131,000, $82,000 and $202,000 at June 30, 2004, 2003, and 2002, respectively. The Company ceased recognition of interest income on loans with a book value of $4,332, $7,099, and $133,585 at June 30, 2004, 2003 and 2002, respectively. The average balance of nonaccrual loans for the years ended June 30, 2004, 2003 and 2002 was $6,000, $52,000, and $80,000 respectively. Allowance for losses on nonaccrual loans amounted to $0, $0, and $13,350 at June 30, 2004, 2003 and 2002. Interest income of approximately $200, $400, and $1,000 was recognized on these loans for the years ended June 30,

2004, 2003 and 2002, respectively. Gross interest income would have been approximately $700, $800, and $13,000 for the years ended June 30, 2004, 2003 and 2002, respectively, if the interest payments had been received in accordance with the original terms. The Bank is not committed to lend additional funds to customers whose loans have been placed on nonaccrual status.

Of the above nonaccrual loans at June 30, 2004, 2003, and 2002, none were considered to be impaired. There were no impaired loans during the years ended June 30, 2004, 2003, and 2002.

Following is a summary of loans to directors, executive officers and loans to corporations in which executive officers and directors have a substantial interest:

Balance, June 30, 2003	$ 4,834,673
Additions	8,945,769
Repayments	(8,722,819)
Balance, June 30, 2004	$ 5,057,623

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

NOTE 4: Foreclosed Assets

Foreclosed assets consist of the following:

	June 30	
	2004	2003
Foreclosed assets	$ 162,563	$ 217,403
Allowance for losses	-	-
	$ 162,563	$ 217,403

NOTE 5: Premises and Equipment

Following is a summary of premises and equipment:

	June 30	
	2004	2003
Land	$ 1,235,380	$ 1,185,355
Buildings and improvements	4,739,754	4,755,694
Furniture, fixtures and equipment	3,451,994	3,153,732
Automobiles	31,388	38,768
	9,458,516	9,133,549
Less accumulated depreciation	(3,389,010)	(2,930,164)
	$ 6,069,506	$ 6,203,385

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

NOTE 6: Deposits

Deposits are summarized as follows:

	June 30	
	2004	2003

Noninterest-bearing accounts	$ 14,143,212	$ 12,710,925
NOW accounts	30,578,091	23,997,100
Money market deposit accounts	19,731,193	14,743,438
Savings accounts	64,913,463	56,779,625
TOTAL TRANSACTION ACCOUNTS	$ 129,365,959	$ 108,231,088
Certificates:		
0.00 - 0.99%	12,925	-
1.00 - 1.99%	40,380,538	32,137,690
2.00 - 2.99%	9,209,074	21,162,585
3.00 - 3.99%	14,629,028	10,208,704
4.00 - 4.99%	14,262,299	15,342,655
5.00 - 5.99%	3,834,289	5,854,234
6.00 - 6.99%	264,485	1,595,000
Total certificates, 2.69% and 2.94%, respectively	82,592,638	86,300,868
TOTAL DEPOSITS	$ 211,958,597	$ 194,531,956

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $23,978,176 and $26,060,825 at June 30, 2004 and 2003, respectively.

Certificate maturities at June 30, 2004 are summarized as follows:

July 1, 2004 to June 30, 2005	$ 53,919,115
July 1, 2005 to June 30, 2006	5,704,426
July 1, 2006 to June 30, 2007	17,221,574
July 1, 2007 to June 30, 2008	3,808,244
July 1, 2008 to June 30, 2009	1,856,248
Thereafter	83,031
	$ 82,592,638

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

NOTE 7: Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as borrowings, generally mature within one to four days.

The following table presents balance and interest rate information on the securities sold under agreements to repurchase.

	June 30	
	2004	2003
Year-end balance	$ 6,447,819	$ 5,234,392
Average balance during the year	6,340,861	5,480,000
Maximum month-end balance during the year	8,073,994	7,444,437
Average interest during the year	1.15%	1.33%
Year-end interest rate	1.00%	1.25%

The market value of the securities underlying the agreements at June 30, 2004 and 2003, was $7,395,583 and $5,755,414, respectively. The securities sold under agreements to repurchase are under the Company's control.

NOTE 8: Advances from Federal Home Loan Bank

Advances from Federal Home Loan Bank are summarized as follows:

			June 30	
Maturity	Call Date or Quarterly Thereafter	Interest Rate	**2004**	2003
Overnight borrowings	-	1.50%	-	$ 5,500,000
Overnight borrowings	-	1.46%	7,250,000	-
06-19-06	-	4.33%	1,000,000	1,000,000
09-08-06	-	5.00%	5,000,000	5,000,000
12-18-06	-	3.01%	2,000,000	-
01-08-07	-	2.65%	2,000,000	-
06-11-07	-	4.89%	1,000,000	1,000,000
06-19-07	-	4.63%	1,000,000	1,000,000
08-30-07	-	3.91%	1,000,000	1,000,000
10-17-07	-	4.84%	2,000,000	2,000,000
02-06-08	08-06-03	5.17%	3,000,000	3,000,000
10-26-09	09-01-03	5.50%	10,000,000	10,000,000
01-20-10	07-20-03	5.77%	5,000,000	5,000,000
10-27-10	10-27-03	5.86%	9,000,000	9,000,000
12-09-10	12-09-05	5.93%	10,000,000	10,000,000
			$ 59,250,000	$ 53,500,000
Weighted-average rate			4.84%	5.18%

In addition to the above advances, the Bank had an available line of credit amounting to $32,108,000, $26,427,000, and $48,716,000 with the FHLB at June 30, 2004, 2003 and 2002, respectively.

Advances from FHLB of Des Moines are secured by FHLB stock and one-to four-family mortgage loans of $71,100,000 and $64,200,000 at June 30, 2004 and 2003, respectively. The principal maturities of FHLB advances at June 30, 2004, are as follows:

July 1, 2004 to June 30, 2005	$ 7,250,000
July 1, 2005 to June 30, 2006	1,000,000
July 1, 2006 to June 30, 2007	11,000,000
July 1, 2007 to June 30, 2008	6,000,000
July 1, 2008 to June 30, 2009	-
Thereafter	34,000,000

$ 59,250,000

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

Note 9: Subordinated Debt

Southern Missouri Statutory Trust I issued $7.0 million of Floating Rate Capital Securities (the "Trust Preferred Securities") with a liquidation value of $1,000 per share. The securities are due in 30 years, redeemable after five years and bear interest at a floating rate based on LIBOR. At June 30, 2004, the current rate was 4.31%. The securities represent undivided beneficial interests in the trust, which was established by Southern Missouri for the purpose of issuing the securities. The Trust Preferred Securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Act") and have not been registered under the Act. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Southern Missouri Statutory Trust I used the proceeds from the sale of the Trust Preferred Securities to purchase Junior Subordinated Debentures of Southern Missouri Bancorp. Southern Missouri Bancorp intends to use its net proceeds for working capital and investment in its subsidiaries.

NOTE 10: Employee Benefits

401(k). The Bank has adopted a 401(k) profit sharing plan that covers substantially all eligible employees. Contributions to the plan are at the discretion of the Board of Directors of the Bank. During 2004, 2003, and 2002, there were no contributions made to the plan.

Employee Stock Ownership Plan (ESOP). The Bank established a tax-qualified ESOP in April 1994. The plan covers substantially all employees who have attained the age of 21 and completed one year of service.

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated ESOP shares used to repay the ESOP loan. Dividends on allocated ESOP shares are paid to participants of the ESOP. The ESOP shares are pledged as collateral on the ESOP loan.

Shares are released from collateral and allocated to participants based on pro-rata compensation as the loan is repaid over seven years. Effective July 1, 1998, the loan terms were modified and principal payments were extended an additional four years. Benefits are vested over five years. Forfeitures are allocated on the same basis as other contributions. Benefits are payable upon a participant's retirement, death, disability or separation of service. The purchase of the shares of the ESOP has been recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unreleased shares. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the average fair value of the ESOP shares committed to be released. The ESOP expense for 2004, 2003, and 2002 was $184,088, $146,953, and $117,173, respectively.

Management Recognition Plan (MRP). The Bank adopted an (MRP) for the benefit of non-employee directors and two MRPs for officers and key employees (who may also be directors) in April 1994. During 2004, the Bank granted 5,000 MRP shares to employees. The shares granted are in the form of restricted stock payable at the rate of 20% of such shares per year. Compensation expense, in the amount of the fair market value of the common stock at the date of grant, will be recognized pro-rata over the five years during which the shares are payable.

The Board of Directors can terminate the MRPs at any time, and if it does so, any shares not allocated will revert to the Company. The MRP expense for 2004, 2003 and 2002 was $9,114, $7,266, and $14,035, respectively.

Stock Option Plan. The Company sponsors a stock option plan adopted in April 1994. The purpose of the plan is to provide additional incentive to certain directors, officers and key employees of the Bank. In October 1999, the stockholders voted to increase the number of shares reserved for options by 67,932 shares. The stock options are granted at the fair market value of the common stock on the date of the grant. Through June 30, 1999, all options granted were 100% vested at the grant date. For shares granted since June 30, 1999, the vesting period ranged from the grant date up to a five year period. All options expire ten years from the date of the grant. The 1994 stock option plan expired in April 2004. In October 2003, a new stock option and incentive plan was adopted ("2003 Plan"). Under the 2003 plan, the Company has granted 66,000 options to employees.

The number of ESOP shares at June 30, 2004 and 2003 were as follows:

	2004	2003
Allocated shares	137,554	124,876
Unreleased shares	11,828	24,506
TOTAL ESOP SHARES	149,382	149,382

The fair value of unreleased ESOP shares at June 30, 2004 was $186,409.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

Changes in options outstanding were as follows:

	Years Ended June 30,					
	2004		2003		2002	
	Weighted Average Price	Number	Weighted Average Price	Number	Weighted Average Price	Number
Outstanding at beginning of year	$ 7.20	162,406	$ 6.84	194,114	$ 6.70	230,114
Granted	15.23	66,000	-	-	-	-
Exercised	6.26	(41,434)	5.00	(31,788)	5.60	(26,000)
Forfeited	-	-	-	-	7.00	(10,000)
Outstanding at year-end	10.24	186,972	7.20	162,406	6.84	194,114
Options exercisable at year-end	7.51	116,972	7.24	156,046	6.86	183,114

Following is a summary of the fair values of options granted using the Black-Scholes pricing model:

	2004
Assumptions:	
Expected dividend yield	2.36%
Expected volatility	18.93%
Risk-free interest rate	3.87%
Weighted-average expected life	5 years
Weighted-average fair value of options granted during the year	$ 3.71

The following table summarizes information about stock options under the plan outstanding at June 30, 2004

		Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
6.5000	21,990	69.6 mo.	6.5000	17,990	6.5000
6.7500	60,000	61.9 mo.	6.7500	60,000	6.7500
7.0000	8,982	61.6 mo.	7.0000	8,982	7.0000
9.9375	30,000	43.1 mo.	9.9375	30,000	9.9375
15.2300	66,000	118.7 mo.	15.2300	-	15.2300

Outside Directors' Retirement. The Bank adopted a directors' retirement plan in April 1994 for outside directors. The directors' retirement plan provides that each non-employee director (participant) shall receive, upon termination of service on the Board on or after age 60, other than termination for cause, a benefit in equal annual installments over a five year period. The benefit will be based upon the product of the participant's vesting percentage and the total Board fees paid to the participant during the calendar year preceding termination of service on the Board. The vesting percentage shall be determined based upon the participant's years of service on the Board, whether before or after the reorganization date, according to the following schedule:

Full Years of Service on the Board	Non-Employee Directors' Vested Percentage
Less than 5	0%
5 to 9	50%
10 to 14	75%
15 or more	100%

In the event that the participant dies before collecting any or all of the benefits, the Bank shall pay the participant's beneficiary. No benefits shall be payable to anyone other than the beneficiary, and shall terminate on the death of the beneficiary.

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

The following items are components of directors retirement plan at June 30 using measurement dates of June 30, 2004, 2003, and 2002:

	2004	2003	2002
Service cost - benefits earned during the year	$ 4,834	$ 6,571	$ 6,027
Interest cost on benefit obligation	12,061	11,677	11,916
Amortization of unrecognized gains	-	(1,247)	(1,015)
NET PENSION COST	$ 16,895	$ 17,001	$ 16,928

The following table sets forth the directors' retirement plan's funded status and amounts recognized in the consolidated financial statements at June 30, 2004 and 2003:

	2004	2003

Actuarial present value of benefit obligations:		
Vested accumulated benefits	$ 152,410	$ 149,745
Non-vested accumulated benefits	15,739	17,726
Total accumulated benefits	157,349	167,471
Unrecognized net actuarial gain	29,932	13,715
Accrued cost included in other liabilities	$ 187,281	$ 181,186

A reconciliation of the projected benefit obligation and fair value of plan assets is summarized as follows at June 30, 2004 and 2003:

	2004			2003	
	Projected Benefit Obligation	Plan Assets at Fair Value		Projected Benefit Obligation	Plan Assets at Fair Value
Balance, beginning of year	$ 167,471	$ -		$ 160,243	$ -
Service cost	4,834	-		6,571	-
Interest cost	12,061	-		11,677	-
Actuarial loss (gain)	(16,217)	-		9,380	-
Contributions	-	10,800		-	20,400
Benefits paid	(10,800)	(10,800)		(20,400)	(20,400)
Balance, end of year	$ 157,349	$ -		$ 167,471	$ -

The Company's planned contributions to its directors retirement plan in 2005 total approximately $10,000, all of which is required. The

Company's expected benefit payments for each of the next five years approximates $25,000, and the next five years aggregate total is $25,000

	2004	2003	2002
Weighted-average assumptions as of June 30:			
Discount rate	7%	7%	7%
Rate of directors' fees increase	0%	0%	0%

The above assumptions used to measure benefit obligations as of the plan's measurement date were the same assumptions used to determine the net benefit cost.

NOTE 11: Income Taxes

The components of net deferred tax assets (liabilities) are summarized as follows:

	2004	2003
Deferred tax assets:		
Provision for losses on loans	$ 762,104	$ 624,140
Unrealized loss of available for sale securities	157,978	-
Accrued compensation and benefits	146,996	126,101
Total deferred tax assets	1,067,078	750,241
Deferred tax liabilities:		
FHLB stock dividends	$ 188,612	$ 166,566
Purchase accounting adjustments	52,832	69,725
Depreciation	402,842	270,136
Unrealized gain on available for sale securities	-	80,138
Total deferred tax liabilities	644,286	586,565
NET DEFERRED TAX ASSET	$ 422,792	$ 163,676

The provision for income taxes includes these components:

	Year Ended June 30		
	2004	2003	2002
Current:			
Federal	$ 1,448,000	$ 1,529,900	$ 1,034,700
State	-	166,000	92,000
	1,448,000	1,695,900	1,126,700
Deferred:			
Federal	(19,000)	(224,000)	61,000
State	(2,000)	(6,000)	9,000
	(21,000)	(230,000)	70,000
	$ 1,427,000	$ 1,465,900	$ 1,196,700

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	Year Ended June 30		
	2004	2003	2002
Tax at statutory Federal rate	$ 1,457,423	$ 1,429,411	$ 1,191,905
Increase (reduction) in taxes resulting from:			
Nontaxable municipal income	(27,275)	(69,174)	(79,714)
State tax, net of Federal benefit	-	102,300	72,700
Nondeductible ESOP expenses	39,218	27,925	17,071
Cash surrender value of bank owned life insurance	(63,869)	(27,376)	-
Other, net	21,503	2,814	(5,262)
ACTUAL PROVISION	$ 1,427,000	$ 1,465,900	$ 1,196,700

NOTE 12: Other Comprehensive Income (Loss)

Other comprehensive income (loss)components are as follows:

	Year Ended June 30		
	2004	2003	2002
Unrealized gains (losses) on available for sale securities:			
Unrealized holding gains (losses) arising during period	$ (662,773)	$ (292,751)	$ 118,098
Less: reclassification adjustments for (gains) losses realized in net income	19,186	-	(1,366)
Total unrealized gains (losses) on securities	(643,587)	(292,751)	116,732
Income tax expense (benefit)	(238,116)	(108,318)	43,192
Other comprehensive income (loss)	$ (374,607)	$ (184,433)	$ 73,540

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <

NOTE 13: Stockholders' Equity and Regulatory Capital

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and

of Tier I capital (as defined) to average total assets (as defined). Management believes, as of June 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company's only significant activity is ownership of the Bank, and, therefore, its capital, capital ratios, and minimum required levels of capital are materially the same as the Bank's.

The following table summarizes the Bank's actual and required regulatory capital:

(dollars in thousands) As of June 30, 2004	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)	$ 25,454	11.8%	$ 17,222	≥8.00%	$ 21,527	10.0%
Tier I Capital (to Risk-Weighted Assets)	23,475	10.9%	8,611	≥4.00%	12,916	6.0%
Tier I Capital (to Average Assets)	23,475	7.8%	12,020	≥4.00%	15,025	5.0%
As of June 30, 2003						
Total Capital (to Risk-Weighted Assets)	$ 22,865	12.0%	$ 15,246	≥8.00%	$ 19,057	10.0%
Tier I Capital (to Risk-Weighted Assets)	21,020	11.0%	7,623	≥4.00%	11,434	6.0%
Tier I Capital (to Average Assets)	21,020	7.6%	11,052	≥4.00%	13,815	5.0%

The Bank's ability to pay dividends on its common stock to the Company is restricted to maintain adequate capital as shown in the above table.

NOTE 14: Commitments and Credit Risk

Standby Letters of Credit. In the normal course of business, the Bank issues various financial standby, performance standby and commercial letters of credit for its customers. As consideration for the letters of credit, the institution charges letter of credit fees based on the face amount of the letters and the creditworthiness of the counterparties. These letters of credit are stand-alone agreements, and are unrelated to any obligation the depositor has to the Bank.

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including

commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding standby letters of credit amounting to $1,337,000 and $500,000 at June 30, 2004 and 2003, respectively, with terms ranging from 12 to 24 months. At June 30, 2004, the Bank's deferred revenue under standby letters of credit agreements was nominal.

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Off-balance-sheet and credit risk. The Company's Consolidated Financial Statements do not reflect various financial instruments to extend credit to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

The Company had $35.7 million in commitments to extend credit at June 30, 2004 and $29.3 million at June 30, 2003.

At June 30, 2004, total commitments to originate fixed-rate loans with terms in excess of one year were $3.9 million at interest rates ranging from 4.5% to 7.5%. Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Company's policies for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the statements of financial condition. The commitments extend over varying periods of time with the majority being disbursed within a thirty-day period.

The Company grants collateralized commercial, real estate, and consumer loans to customers in Southeast Missouri. Although the Company has a diversified portfolio, loans aggregating $121,983,915 at June 30, 2004, are secured by single and multi-family residential real estate in the Company's primary lending area.

NOTE 15: Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per common share:

	Year Ended June 30		
	2004	2003	2002
Net income	$ 2,882,901	$ 2,738,218	$ 2,308,903
Denominator for basic earnings per share -			
Weighted-average shares outstanding	2,277,757	2,334,892	2,385,224
Effect of dilutive securities Stock options	57,543	63,468	44,794
Denominator for diluted earnings per share	2,335,300	2,398,360	2,430,018
Basic earnings per common share	$ 1.27	$ 1.17	$.97
Diluted earnings per common share	1.23	1.14	.95

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NOTE 16: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction

between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)		(in thousands)	
Financial Assets				
Cash and cash equivalents	$ 4,582	$ 4,582	$ 7,618	$ 7,618
Investment and mortgage-backed securities available for sale	40,206	40,206	31,003	31,003
Stock in FHLB	3,171	3,171	2,675	2,675
Loans receivable, net	248,355	252,982	222,840	232,270
Bank owned life insurance	4,260	4,260	4,073	4,073
Accrued interest receivable	1,357	1,357	1,270	1,270
Financial Liabilities				
Deposits	211,959	208,439	194,532	196,474
Securities sold under agreements to repurchase	6,448	6,448	5,234	5,234
Advances from FHLB	59,250	62,684	53,500	60,658
Subordinated Debt	7,217	7,217	-	-
Accrued interest payable	336	336	394	394
Unrecognized financial instruments (net of contract amount)				
Letters of Credit	-	-	-	-
Lines of Credit	-	-	-	-

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents are valued at their carrying amounts which approximates fair value.

Fair values of investment and mortgage-backed securities are based on quoted market prices or, if unavailable, quoted market prices of similar securities.

Stock in FHLB is valued at cost which approximates fair value.

Fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations.

Fair value of bank owned life insurance is equal to the cash surrender value of the underlying life insurance policies.

The carrying amounts of accrued interest approximate their fair values.

Deposits with no defined maturities, such as NOW accounts, savings accounts and money market deposit accounts, are valued at their carrying amount which approximates fair value.

The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

The carrying amounts of securities sold under agreements to repurchase approximate fair value.

Fair value of advances from the FHLB is estimated by discounting maturities using an estimate of the current market for similar instruments.

The fair value of subordinated debt is estimated using rates currently available to the Company for debt with similar terms and maturities.

NOTE 17: Condensed Parent Company Only Financial Statements

The following condensed balance sheets, statements of income and cash flows for Southern Missouri Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

	June 30,	
Condensed Balance Sheets	**2004**	2003
Assets		
Cash and cash equivalents	$ 1,100,569	$ 606,586
Available for sale securities	5,618,892	-
ESOP note receivable	70,566	143,440
Other assets	370,288	135,390
Investment in common stock of Bank	26,064,814	24,270,683
TOTAL ASSETS	$ 33,225,129	$ 25,156,099
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ 55,711	$ 47,662
Subordinated debt	7,217,000	-
TOTAL LIABILITIES	7,272,711	47,662
Stockholders' equity	25,952,418	25,108,437
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,225,129	$ 25,156,099

	Year Ended June 30		
Condensed Statements of Income	**2004**	2003	2002
Interest income	$ 82,178	$ 12,485	$ 27,826
Interest expense	84,152	-	-
Net interest income	(1,974)	12,485	27,826
Dividend from Bank	1,100,000	1,800,000	2,125,000
Operating expenses	349,245	263,406	196,524
Income before income taxes and equity in undistributed income of the Bank	748,781	1,549,079	1,956,302
Income tax benefit	128,000	90,743	57,300

Income before equity in undistributed income of the Bank	876,781	1,639,822	2,013,602
Equity in undistributed income of the Bank	2,006,120	1,098,396	295,301
NET INCOME	$ 2,882,901	$ 2,738,218	$ 2,308,903

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

	Year Ended June 30		
Condensed Statements	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 2,882,901	$ 2,738,218	$ 2,308,903
Changes in:			
Equity in undistributed income of the Bank	(2,006,120)	(1,098,396)	(295,301)
Other adjustments, net	(22,635)	(50,260)	(794)
NET CASH PROVIDED BY OPERATING ACTIVITIES	854,146	1,589,562	2,012,808
Cash flows from investing activities:			
Principal collected on loan to ESOP	72,874	72,873	73,874
Purchase of investment security, available for sale	(5,573,272)	-	-
Investment in statutory trust	(217,000)		
Proceeds from sales of other assets	-	4,500	-
NET CASH (USED IN) OR PROVIDED BY INVESTING ACTIVITIES	(5,717,398)	77,373	73,874
Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	7,217,000	-	-
Dividends on common stock	(821,584)	(656,247)	(587,945)
Exercise of stock options	259,185	184,493	145,410
Payments to acquire treasury stock	(1,297,366)	(1,641,518)	(1,142,399)
NET CASH PROVIDED BY OR USED IN FINANCING ACTIVITIES	5,357,235	(2,113,272)	(1,584,934)
Net (decrease) increase in cash and cash equivalents	493,983	(446,337)	501,748

Cash and cash equivalents at beginning of year	606,586	1,052,923	551,175
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,100,569	$ 606,586	$ 1,052,923

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> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) <
Southern Missouri Bancorp, Inc. and Subsidiary

NOTE 18: Quarterly Financial Data (Unaudited)

Quarterly operating data is summarized as follows (in thousands):

	June 30, 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 3,795	$ 3,935	$ 3,950	$ 4,020
Interest expense	1,608	1,592	1,620	1,725
Net interest income	2,187	2,343	2,330	2,295
Provision for loan losses	30	85	60	100
Noninterest income	451	488	480	456
Noninterest expense	1,526	1,598	1,670	1,651
Income before income taxes	1,082	1,148	1,080	1,000
Income taxes	390	413	377	247
NET INCOME	$ 692	$ 735	$ 703	$ 753

	June 30, 2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 4,264	$ 4,194	$ 4,020	$ 3,926
Interest expense	1,878	1,811	1,739	1,692
Net interest income	2,386	2,383	2,281	2,234
Provision for loan losses	120	90	60	60
Noninterest income	247	308	389	471
Noninterest expense	1,468	1,522	1,528	1,647

Income before income taxes	1,045	1,079	1,082	998
Income taxes	384	401	393	288
NET INCOME	$ 661	$ 678	$ 689	$ 710

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> CORPORATE INFORMATION <

CORPORATE HEADQUARTERS
531 Vine Street
Poplar Bluff, Missouri 63901

INDEPENDENT AUDITORS
BKD, LLP
St. Louis, Missouri 63102

SPECIAL COUNSEL
Silver, Freedman & Taff, LLP
Washington, D.C. 20007

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

COMMON STOCK
Nasdaq Stock Market
Nasdaq Symbol: SMBC

ANNUAL MEETING

The Annual Meeting of Stockholders will be held Monday, October 18, 2004, at 9:00 a.m.,
Central Time, at the Greater Poplar Bluff Area Chamber of Commerce Building, 1111 West Pine,
Poplar Bluff, Missouri 63901.

ANNUAL REPORT ON FORM 10-KSB AND OTHER REPORTS

A copy of the Company's annual report on Form 10-KSB, including financial statement
schedules and our quarterly reports as filed with the Securities and Exchange Commission, will
be furnished without charge to stockholders as of the record date upon written request to the
Secretary, Southern Missouri Bancorp, Inc., 531 Vine Street, Poplar Bluff, Missouri 63901. These
documents also may be accessed through the SEC's website at www.sec.gov.

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Seated left to right, Samuel Smith, Leonard Ehlers, Greg Steffens, James Tatum, Thadis Seifert. Standing left to right, Ronnie Black, Douglas Bagby, Sammy Schalk.

SOUTHERN MISSOURI BANCORP, INC.

Directors

Thadis R. Seifert
Chairman of the Board - *retiring*
Retired former executive vice president
 of Bank

Leonard M. Ehlers
Vice-Chairman - *retiring*
Retired court reporter of the 36th
 Judicial Circuit

Samuel H. Smith
Engineer and majority owner of
 S.H. Smith and Company, Inc.

James W. Tatum
Retired certified public accountant

Ronald D. Black
Executive Director General Association
 of General Baptists

L. Douglas Bagby
City Manager of Poplar Bluff and
 General Manager of Municipal Utilities
 of Poplar Bluff

Sammy A. Schalk
President of Gamblin Lumber Company

Greg A. Steffens
President
Chief Executive Officer

Executive Officers

Greg A. Steffens
President
Cheif Financial Officer

James W. Tatum
Vice President

James D. Duncan
Executive Vice President

SOUTHERN MISSOURI BANK AND TRUST

Directors

Samuel H. Smith
Chairman of the Board
Engineer and majority owner of
 S.H. Smith and Company, Inc.

James W. Tatum
Vice-Chairman
Retired certified public accountant

Thadis R. Seifert - *retiring*
Retired former executive vice president
 of Bank

Ronnie D. Black
Executive Director General Association
 of General Baptists

L. Douglas Bagby
Cityy Manager of Poplar Bluff and
 General Manager of Municipal Utilities
 of Poplar Bluff

Sammy A. Schalk
President of Gamblinn Lumber Company

Greg A. Steffens
President
Chief Executive Officer

Senior Officers

Greg A. Steffens
President
Chief Executive Officer

James D. Duncan
Executive Vice President
Chairman Loan Dept.

Kimberly A. Capps
Chief Financial Officer

William D. Hribovsek
Senior Commercial Loan Officer

Adrian Rushing
Senior Vice President

| 49 |

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SOUTHERN MISSOURI BANCORP, INC.

is a single-bank holding company that outperforms peers on ROE and other measures. This has come about through the establishment of a strong management team, continuing emphasis on growing core businesses, and bringing new growth to the Company by adopting technology-based systems and services. Southern Missouri Bancorp, Inc. has become one of the top preforming bank holding companies in Missouri.

SOUTHERN MISSOURI BANCORP, INC. 531 Vine Street Poplar Bluff, Missouri 63901 (573) 785-1421